                    U.S. Securities and Exchange Commission

                             Washington, D.C. 20549



                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Riverside Parkway, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


         Oklahoma                                         73-1399055
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(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


221 S. Broadway, P.O. Box 802            Cleveland, Oklahoma            74020
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(Address of principal executive offices)                              (Zip Code)



Issuer's telephone number,        (918) 358-3331
                          ------------------------------------------------------

Securities to be registered under Section 12(b) of the act:

          Title of each class                     Name of each exchange on which
          to be so registered                     each class is to be registered

--------------------------------------------------------------------------------


Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                               TABLE OF CONTENTS


PART I  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         BUSINESS AND PROPERTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         DESCRIPTION OF SECURITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
         DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
         OFFICERS AND KEY PERSONNEL OF THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
         PRINCIPAL STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION  . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         MISCELLANEOUS FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         MANAGEMENT'S DISCUSSION AND ANALYSIS  OF CERTAIN RELEVANT FACTORS  . . . . . . . . . . . . . . . . . . . . .   23

PART II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS . . . . . . . . .   25
         RECENT SALES OF UNREGISTERED SECURITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         INDEMNIFICATION OF DIRECTORS AND OFFICERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29

PART F/S  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

PART III  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . III-1
         INDEX TO EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . III-1
         SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . III-2





                                       i
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                                     PART I

                                  THE COMPANY

1.       Exact corporate name:  Riverside Parkway, Inc.
         State and date of incorporation:  Oklahoma, April 16, 1987
         Street address of principal office: 221 S. Broadway, P.O. Box 802 Cleveland Oklahoma 74020 Company telephone number: (918) 358-3331

         Fiscal Year:             6         30
                               -------     -----
                               (month)     (day)

         Person(s) to contact at Company with respect to this registration: L. William Hiser, Jr. or Stephen L. Lower


         Telephone number (if different from above):  (   )       Same
                                                       ---   --------------

                            BUSINESS AND PROPERTIES

3.       WITH RESPECT TO THE BUSINESS OF THE COMPANY AND ITS PROPERTIES:

         (a) DESCRIBE IN DETAIL WHAT BUSINESS THE COMPANY DOES AND PROPOSES TO DO, INCLUDING WHAT PRODUCTS OR GOODS ARE OR WILL BE PRODUCED OR SERVICES THAT ARE OR WILL BE RENDERED.

         The Company has acquired and is renovating or intends to renovate the various properties and facilities listed below, all of which are located in northeast and northcentral Oklahoma. The intended renovation of these properties and facilities are the main parts of the Company's plan to establish a tourism and recreational industry in northeast and northcentral Oklahoma.

                 Opera House. The Company owns and has partially restored a two-story building located in Ralston, Oklahoma. The second floor of the building contains a theater known as the Ralston Opera House (the "Opera House"). The Opera House is approximately 4,000 square feet and contains approximately 300 seats. The Opera House portion of the two-story building was built around 1900 and is registered with the National Register of Historic Places. The Company plans to sponsor various theatrical performances and musicals in the Opera House beginning November 1996.

                 Hardware Store. The Company has also partially restored a circa 1900, 2,000 square feet hardware store (the "Hardware Store") located on the ground floor of the two-story building containing the Opera House. It is expected that the Hardware Store will serve both as a place of business within the local community and as a tourist attraction in the area. The Hardware Store features Southwestern artifacts and antiques.

                 General Store. Also located on the ground floor of the two-story building containing the Opera House is a general store (the "General Store"). The Company has partially restored the circa 1900, 2,000 square feet General Store to serve as both a tourist attraction and a place of business. The General Store features antique items for sale to the public.

                 Trading Post. Located across the street from the building containing the Opera House are two buildings that the Company owns and plans to renovate. Those buildings were built around 1900 and have a total of 3,840 square feet. The Company proposes to renovate those buildings to serve as an authentic Indian trading post. The trading post will feature Southwestern and Indian art for sale to the public.





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                 Phantom's Restaurant.  The Company owns a building located next to the building containing the Opera House, the Hardware Store and the General Store. This building is a circa 1900, 2,500 square feet building which the Company intends to renovate and use as a restaurant to serve local residents and tourists. The restaurant, to be known as "Phantom's Restaurant," will offer a menu consistent with the 1900's theme of the geographic area. Phantom's Restaurant will also have staging capabilities for theater dining. It is expected that Phantom's Restaurant will initially only open during performances at the Opera House.

                 Tallchief Theater. The Company owns a historic building known as the Tallchief Theater. The Tallchief Theater is located in Fairfax, Oklahoma, which is approximately five miles from Ralston, Oklahoma. The Company anticipates that, once renovated, the Tallchief Theater will stage various musical and theatrical productions.

                 Smith-Williams Hotel. The Company owns a 40-room, historic hotel which is located across the street from the Tallchief Theater. The Company anticipates that, once renovated, the Smith-Williams Hotel will offer accommodations to the public. The intended restoration of the hotel is expected to reflect its circa 1920's origin.

                 Triangle Building. The Company owns a building located in Pawhuska, Oklahoma, which is known as the Triangle Building (Pawhuska is approximately 28 miles from Ralston, and 23 miles from Fairfax). The Triangle Building is located in the center of downtown Pawhuska and is listed on the National Register of Historic Places. The Triangle Building is a circa 1914, 20,475 square foot, five story building. It is anticipated that the first floor will be opened as an art gallery, soda fountain and gift shop to cater to local residents and tourists. The Company is in the process of renovating the building and has leased the second floor to Shadow Mountain Hospital of Bartlesville, Oklahoma. Proceeds of the lease with Shadow Mountain Hospital of Bartlesville, Oklahoma are pledged as collateral for the Company's loan from First National Bank in Pawhuska.

                 As described in more detail in the response to Answer 3(g), the Company's only revenues during 1996 (and only foreseeable revenues until one or more of the above-described projects is completed), were rentals received from a tenant in the Triangle Building. The annual rentals to be received by the Company from this tenant is $17,232, which amount is not sufficient to complete the renovations of any of the above-described properties. As a result, unless the Company is able to raise additional working capital from loans or through the sale of capital stock, the Company will not be able to complete any of the above-described projects.

         (b) DESCRIBE HOW THESE PRODUCTS OR SERVICES ARE TO BE PRODUCED OR RENDERED AND HOW AND WHEN THE COMPANY INTENDS TO CARRY OUT ITS ACTIVITIES. IF THE COMPANY PLANS TO OFFER A NEW PRODUCT(S), STATE THE PRESENT STAGE OF DEVELOPMENT, INCLUDING WHETHER OR NOT A WORKING, PROTOTYPE(S) IS IN EXISTENCE. INDICATE IF COMPLETION OF DEVELOPMENT OF THE PRODUCT WOULD REQUIRE A MATERIAL AMOUNT OF THE RESOURCES OF THE COMPANY, AND THE ESTIMATED AMOUNT. IF THE COMPANY IS OR IS EXPECTED TO BE DEPENDENT UPON ONE OR A LIMITED NUMBER OF SUPPLIERS FOR ESSENTIAL RAW MATERIALS, ENERGY OR OTHER ITEMS, DESCRIBE. DESCRIBE ANY MAJOR EXISTING SUPPLY CONTRACTS.

                 Opera House. Upon completion of renovations, the Company plans to stage various theatrical and musical productions at the Opera House by utilizing local, national and international performers. The Company is planning to produce a minimum of five productions during the initial 1996-1997 season. The estimated amount to complete renovations of the Opera House is $34,000.

                 Hardware Store; General Store; Phantom's Restaurant; Trading Post; and the Triangle Building. Upon completion of applicable renovations, these locations will be opened and operated by the Company to transact business consistent with the description of business listed in response to Question 3(a). The estimated amounts to complete renovations to the Hardware Store and the General Store, Phantom's Restaurant, the Trading Post and the Triangle Building are $20,000, $137,000, $140,000 and $470,000,
                 respectively, for a total estimated amount of $767,000.

                 Tallchief Theater and Smith-Williams Hotel. Upon completion of the renovations of these locations, the Company will open the locations to transact business consistent with the descriptions listed in response to Question 3(a) above. The estimated amounts to complete renovations to the Tallchief Theater and the Smith-Williams Hotel are $300,000 and $500,000, respectively, for a total estimated amount of $800,000.

                 Because the Company's current revenues are insufficient to permit it to complete the above-described projects, the Company will need a substantial amount of additional capital. In order to raise additional capital, the Company will have to issue additional Common Stock or obtain additional loans from its shareholders or others.

         (c) DESCRIBE THE INDUSTRY IN WHICH THE COMPANY IS SELLING OR EXPECTS TO SELL ITS PRODUCTS OR SERVICES AND, WHERE APPLICABLE, ANY RECOGNIZED TRENDS WITHIN THAT INDUSTRY. DESCRIBE THAT PART OF THE INDUSTRY AND THE GEOGRAPHIC AREA IN WHICH THE BUSINESS COMPETES OR WILL COMPETE.

                 INDICATE WHETHER COMPETITION IS OR IS EXPECTED TO BE BY PRICE, SERVICE, OR OTHER BASIS. INDICATE (BY ATTACHED TABLE IF APPROPRIATE) THE CURRENT OR ANTICIPATED PRICES OR PRICE RANGES FOR THE COMPANY'S PRODUCTS OR SERVICES, OR THE FORMULA FOR DETERMINING PRICES, AND HOW THESE PRICES COMPARE WITH THOSE OF COMPETITORS' PRODUCTS OR SERVICES, INCLUDING A DESCRIPTION OF ANY VARIATIONS IN PRODUCT OR SERVICE FEATURES. NAME THE PRINCIPAL COMPETITORS THAT THE COMPANY HAS OR EXPECTS TO HAVE IN ITS AREA OF COMPETITION. INDICATE THE RELATIVE SIZE AND FINANCIAL AND MARKET STRENGTHS OF THE COMPANY'S COMPETITORS IN THE AREA OF COMPETITION IN WHICH THE COMPANY IS OR WILL BE OPERATING. STATE WHY THE COMPANY BELIEVES THAT IT CAN EFFECTIVELY COMPETE WITH THESE AND OTHER COMPANIES IN ITS AREA OF COMPETITION.

                 The Company plans to compete in the tourism industry by staging live theatrical and musical productions and by offering antiques, art works, and other consumer products for sale to the local and tourism populations. The Company also expects to sponsor canoe float trips and raft races in Ralston. The properties and businesses described in response to question 3(a) are located within a two-county area of northeast Oklahoma.

                 It is expected that the Company's tourism businesses will compete against other recreational areas located within a one hundred fifty mile radius of Ralston, Oklahoma. The Company intends to compete on the basis of available attractions, price and service.

                 The Company expects its principal competitors will be Silver Dollar City, a theme park located in Branson, Missouri; a popular tourist town in northwest Arkansas known as Eureka Springs; and various smaller tourist attractions in southeast Kansas, northwest Arkansas and northeast Oklahoma.

                 The Company plans to charge between five and twenty dollars for the musical and theatrical productions to be staged at the Opera House and the Tallchief Theater. The Company plans to offer rooms at the Smith-Williams Hotel for eighteen to twenty-five dollars per night. The prices of merchandise offered at the Hardware Store, the General Store and the Trading Post will vary on an item-by-item basis. Phantom's Restaurant will offer a full range of food services at competitive market prices.

                 Due to the depressed economic conditions in the Ralston/Fairfax/Pawhuska area, labor and other services required by the Company are expected to be generally less expensive than in other more economically developed areas. As a result, the Company expects that its prices will be generally lower than its competitors.

                 Although most of the Company's principal competitors will be of greater size and will have greater financial and market strength than that of the Company, the Company knows of no other entity in Oklahoma which will offer the same variety of services and recreational activities as will the Company.


         (d) DESCRIBE SPECIFICALLY THE MARKETING STRATEGIES THE COMPANY IS EMPLOYING OR WILL EMPLOY IN PENETRATING ITS MARKET OR IN DEVELOPING A NEW MARKET. SET FORTH IN RESPONSE TO QUESTION 4 BELOW THE TIMING AND SIZE OF THE RESULTS OF THIS EFFORT WHICH WILL BE NECESSARY IN ORDER FOR THE COMPANY TO BE PROFITABLE. INDICATE HOW AND BY WHOM ITS PRODUCTS OR SERVICES ARE OR WILL BE MARKETED (SUCH AS BY ADVERTISING, PERSONAL CONTACT BY SALES REPRESENTATIVES, ETC.), HOW ITS MARKETING STRUCTURE OPERATES OR WILL OPERATE AND THE BASIS OF ITS MARKETING APPROACH INCLUDING ANY MARKET STUDIES. NAME ANY CUSTOMERS THAT ACCOUNT FOR, OR BASED UPON EXISTING ORDERS WILL ACCOUNT FOR, A MAJOR PORTION (20% OR MORE) OF THE COMPANY'S SALES. DESCRIBE ANY MAJOR EXISTING SALES CONTRACTS.

                 The Company's marketing strategies include the following:

                          a. Use of Chambers of Commerce in target metropolitan areas throughout a one hundred fifty mile radius market area. This will be accomplished through distribution of maps, project information, and specific information designed to reach certain target groups.

                          b. Direct mailing, which is believed will be particularly effective when directed to those who have previously visited the Ralston/Fairfax/Pawhuska area, by informing recipients of new events that may be upcoming in the Ralston/Fairfax/Pawhuska area.

                          c.      Radio, television and newspaper advertising.

                          d.      Localized telephone advertising and marketing.

                 It is anticipated that immediate and substantial marketing efforts will be required in order for the Company to be profitable because the local populations of Ralston, Fairfax and Pawhuska are not sufficient to maintain the businesses that are planned by the Company. The Company must draw individuals from larger, nearby metropolitan areas, such as Tulsa and Oklahoma City, Oklahoma; Joplin and Springfield, Missouri; and Wichita, Kansas. It is anticipated that the Company will target its marketing strategies to individuals, principally to adults, over the age of twenty-one. The Company does not, however, currently have the financial resources to effectively market its properties and projects.

         (e) STATE THE BACKLOG OF WRITTEN FIRM ORDERS FOR PRODUCTS AND SERVICES AS OF A RECENT DATE (WITHIN THE LAST 90 DAYS) AND COMPARE IT WITH THE BACKLOG OF A YEAR AGO FOR THAT DATE.

                 Not applicable.

         (f) STATE THE NUMBER OF THE COMPANY'S PRESENT EMPLOYEES AND THE NUMBER OF EMPLOYEES IT ANTICIPATES IT WILL HAVE WITHIN THE NEXT 12 MONTHS. ALSO, INDICATE THE NUMBER BY TYPE OF EMPLOYEE (I.E., CLERICAL, OPERATIONS, ADMINISTRATIVE, ETC.) THE COMPANY WILL USE, WHETHER OR NOT ANY OF THEM ARE SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS, AND THE EXPIRATION DATE(S) OF ANY COLLECTIVE BARGAINING AGREEMENT(S). IF THE COMPANY'S EMPLOYEES ARE ON STRIKE, OR HAVE BEEN IN THE PAST THREE YEARS, OR ARE THREATENING TO STRIKE, DESCRIBE THE DISPUTE. INDICATE ANY SUPPLEMENTAL BENEFITS OR INCENTIVE ARRANGEMENTS THE COMPANY HAS OR WILL HAVE WITH ITS EMPLOYEES.

                 The Company, at present, has three full-time employees and four part-time employees. After the Company begins operations of its various properties, the Company anticipates employing between fifty and sixty full and part-time employees on both a temporary and permanent basis, generally as follows:

                          Opera House, Hardware Store and General Store.  The
                 Opera House is expected to employ three full-time employees, consisting of a manager, an administrator and a technician. Up to thirty-five part-time employees could be employed as required in connection with the staging of performances, such as performers, technicians and set maintenance, and ticketing personnel. The Hardware Store portion of the Opera House building is expected to employ two full-time employees: a cashier/bookkeeper and a store manager. The General Store portion of the Opera House building is expected to employ one full-time manager/clerk.

                          Phantom's Restaurant.  Phantom's Restaurant is
                 expected to employ ten people, including a full-time manager, a maitre d', a chef, two cooks, two bus persons, two wait persons and a cashier. The manager will probably be the only full-time employee since, initially, Phantom's Restaurant will only open in conjunction with performances at the Opera House.

                          Trading Post.  The Trading Post is expected to
                 initially employ one manager and one other full-time employee.

                          Smith-Williams Hotel.  The Smith-Williams Hotel is
                 expected to initially employ a full-time manager, in addition to (on a part-time basis) desk personnel, at least one cleaning person and maintenance personnel.

                          Tallchief Theater.  The Tallchief Theater is expected
                 to initially employ a full-time manager and one other full-time employee. Additional part-time and temporary personnel will vary depending on the performances.

                          Triangle Building.  The art gallery, soda fountain
                 and gift shop in the Triangle Building are expected to employ a manager and various service and sales persons.

                 No employment agreements or collective bargaining agreements exist or are anticipated.

                 The Company has reserved 150,000 shares of its Common Stock for the purpose of funding a non-qualified employee stock option plan, of which the Company has issued 130,000 shares at $1.00 per share. The Company does not intend to issue shares to employees under the stock option plan at prices which are less than the fair market value of the Common Stock at the time the shares are issued.


         (g) DESCRIBE GENERALLY THE PRINCIPAL PROPERTIES (SUCH AS REAL ESTATE, PLANT AND EQUIPMENT, PATENTS, ETC.) THAT THE COMPANY OWNS, INDICATING ALSO WHAT PROPERTIES IT LEASES AND A SUMMARY OF THE TERMS UNDER THOSE LEASES, INCLUDING THE AMOUNT OF PAYMENTS, EXPIRATION DATES AND THE TERMS OF ANY RENEWAL OPTIONS. INDICATE WHAT PROPERTIES THE COMPANY INTENDS TO ACQUIRE IN THE IMMEDIATE FUTURE, THE COST OF SUCH ACQUISITIONS AND THE SOURCES OF FINANCING IT EXPECTS TO USE IN OBTAINING THESE PROPERTIES, WHETHER BY PURCHASE, LEASE OR OTHERWISE.

                 As stated above, the Company currently owns properties in Ralston, Oklahoma, as follows: the building which contains the Opera House, the General Store and the Hardware Store; the building which contains the Phantom's Restaurant; and the buildings which are expected to contain the Trading Post. Those properties are subject to mortgages as indicated in the attached financial statements.

                 The Company currently owns properties in Fairfax, Oklahoma as follows: the Smith-Williams Hotel and the Tallchief Theater. Those properties are subject to mortgages as indicated in the attached financial statements.

                 The Company currently owns the Triangle Building located in Pawhuska, Oklahoma. The Triangle Building is subject to mortgages as indicated in the attached financial statements. The Company has one tenant in the Triangle Building for which a lease agreement is in effect. The lease agreement requires monthly rentals of $1,436. The lease terminates on December 31, 1997. The proceeds of such lease are pledged as collateral to secure the Company's loan from First National Bank in Pawhuska. A copy of such lease is attached as an exhibit.

                 The Company's principal place of business is located in Cleveland, Oklahoma. The Company's office space is rented from Landmark Restoration Company Limited Partnership, for which the Company, L. William Hiser, Jr. and Stephen L. Lower are the general partners. There is no written lease agreement and there are no lease payments.

         (h) INDICATE THE EXTENT TO WHICH THE COMPANY'S OPERATIONS DEPEND ON OR ARE EXPECTED TO DEPEND UPON PATENTS, COPYRIGHTS, TRADE SECRETS, NO-HOW OR OTHER PROPRIETARY INFORMATION AND THE STEPS UNDERTAKEN TO SECURE AND PROTECT THIS INTELLECTUAL PROPERTY, INCLUDING ANY USE OF CONFIDENTIALITY AGREEMENTS, COVENANTS NOT TO COMPETE AND THE LIKE. SUMMARIZE THE PRINCIPAL TERMS AND EXPIRATION DATES OF ANY SIGNIFICANT LICENSE AGREEMENTS. INDICATE THE AMOUNTS EXPENDED BY THE COMPANY FOR RESEARCH AND DEVELOPMENT DURING THE LAST FISCAL YEAR, THE AMOUNT EXPECTED TO BE SPENT THIS YEAR AND WHAT PERCENTAGE OF REVENUES RESEARCH AND DEVELOPMENT EXPENDITURES WERE FOR THE LAST FISCAL YEAR.

                 Not Applicable.

         (i) IF THE COMPANY'S BUSINESS, PRODUCTS OR PROPERTIES ARE SUBJECT TO MATERIAL REGULATION (INCLUDING ENVIRONMENTAL REGULATION) BY FEDERAL, STATE OR LOCAL GOVERNMENTAL AGENCIES, INDICATE THE NATURE AND EXTENT OF REGULATION AND ITS EFFECTS OR POTENTIAL EFFECTS UPON THE COMPANY.

                 The operation of the hotel at the Smith-Williams Hotel and all of the Company's food and beverage facilities will be regulated by local and state agencies. The Company will need various food and beverage licenses, as well as various other licenses, to operate Phantom's Restaurant, the food and beverage facilities at the Triangle Building, and the Smith-Williams Hotel. None of these licenses have been obtained.

         (j) STATE THE NAMES OF ANY SUBSIDIARIES OF THE COMPANY, THEIR BUSINESS PURPOSES AND OWNERSHIP, AND INDICATE WHICH ARE INCLUDED IN THE FINANCIAL STATEMENTS ATTACHED HERETO. IF NOT INCLUDED, OR IF INCLUDED BUT NOT CONSOLIDATED, PLEASE EXPLAIN.

                 Not Applicable.

         (k) SUMMARIZE THE MATERIAL EVENTS IN THE DEVELOPMENT OF THE COMPANY (INCLUDING ANY MATERIAL MERGERS OR ACQUISITIONS) DURING THE PAST FIVE YEARS, OR FOR WHATEVER LESSER PERIOD THE COMPANY HAS BEEN IN EXISTENCE. DISCUSS ANY PENDING OR ANTICIPATED MERGERS, ACQUISITIONS, SPIN-OFFS OR RECAPITALIZATION. IF THE COMPANY HAS RECENTLY UNDERGONE A STOCK SPLIT, STOCK DIVIDEND OR RECAPITALIZATION IN ANTICIPATION OF THIS OFFERING, DESCRIBE (AND ADJUST HISTORICAL PER SHARE FIGURES ELSEWHERE IN THIS DISCLOSURE DOCUMENT ACCORDINGLY).

                 The Company was incorporated under the laws of the State of Oklahoma on April 16, 1987 under the name Ralston Opera Company. The initial, primary focus of the Company was to produce plays at the Opera House. Initial funding for the Company's operations was from numerous private investors, with substantial funding by L. William Hiser, Jr., the previous owner of the building containing the Opera House, the Hardware Store, and the General Store.

                 The Ralston Opera House Restoration Limited Partnership (the "Opera House Partnership") was formed on January 1, 1990, by Mr. Hiser with the intent of restoring the building containing the Opera House, the Hardware Store and the General Store.
                 Mr. Hiser contributed that building to the Opera House Partnership in February 1991, and funds provided by the six initial investors in the Opera House Partnership allowed for the Opera House to be partially restored. The building containing the Opera House, the Hardware Store and the General Store and other assets of the Opera House Partnership were then acquired by the Company on or about February 14, 1991 in exchange for 270,626 shares of the Common Stock of the Company, plus debt issuance and assumption of $73,798, for a total consideration of $344,424.

                 Following the Company's acquisition of the building containing the Opera House, the Hardware Store and the General Store, the name of the Company was changed to Ralston/Fairfax Riverside Parkway, Inc. and its focus was broadened to include the various projects set forth in Answer 3 above.

                 On February 9, 1993, Mr. Hiser, Stephen L. Lower and Timothy Tall Chief incorporated an Oklahoma not-for-profit corporation known as the Ralston Opera Company, which is expected to serve as the production company for the Opera House's theatrical productions.

                 On March 31, 1993, the Triangle Restoration Company A Limited Partnership (the "Triangle Partnership") was formed by Mr. Lower with the intent of using the Triangle Partnership to restore the Triangle Building in Pawhuska, Oklahoma. The Company contributed the Triangle Building to the Triangle Partnership in 1993, and funds provided by the investors in the Triangle Partnership permitted the Triangle Building to be partially restored. The Triangle Building and other assets of the Triangle Partnership were then reacquired by the Company effective December 1, 1995, in exchange for 192,411 shares of the Common Stock of the Company and assumption of liabilities of $23,602.

                 In March 1995, the name of the Company was changed to Riverside Parkway, Inc.

                 The Company has recently become the general partner of a newly-formed Oklahoma limited partnership known as Landmark Restoration Company Limited Partnership. Landmark Restoration Company Limited Partnership purchased, restored the property at which the Company maintains its principal place of business in Cleveland, Oklahoma. The Company expects that, upon the complete restoration and capitalization of Landmark Restoration Company Limited Partnership, the Company will acquire the assets of Landmark Restoration Company Limited Partnership in exchange for Common Stock of the Company. It is expected that the Company will acquire those assets for approximately 150,000 shares of its Common Stock.

4.

         (a) IF THE COMPANY WAS NOT PROFITABLE DURING ITS LAST FISCAL YEAR, LIST BELOW IN CHRONOLOGICAL ORDER THE EVENTS WHICH IN MANAGEMENT'S OPINION MUST OR SHOULD OCCUR OR THE MILESTONES WHICH IN MANAGEMENT'S OPINION THE COMPANY MUST OR SHOULD REACH IN ORDER FOR THE COMPANY TO BECOME PROFITABLE, AND INDICATE THE EXPECTED MANNER OF OCCURRENCE OR THE EXPECTED METHOD BY WHICH THE COMPANY WILL ACHIEVE THE MILESTONES.

                 The Company's current lack of revenues and other financial resources will make it extremely difficult to achieve the following milestones. The Company will need substantially more capital in order to complete the following milestones.

                                              EXPECTED MANNER OF
                                             OCCURRENCE OR METHOD
          EVENT OR MILESTONE                    OF ACHIEVEMENT              PERIOD/TIME OF ACHIEVEMENT
          ------------------                    --------------              --------------------------
 PROJECT 1: (OPENING OF OPERA
 HOUSE, HARDWARE STORE AND GENERAL
 STORE)

 1.       Obtain release of mortgage   Cash payment to mortgagee, NBC     November 1996 (dependent upon
                                       Bank, in the approximate amount    availability of funds)
                                       of $20,000

 2.       Completion of renovations    Renovations to light and sound     November 1996 (dependent upon
                                       systems                            availability of funds)

 3.       Commencement of              First performance                  December 1996 (dependent upon
          productions at the Opera                                        availability of funds)
          House

 PROJECT 2: (OPENING OF PHANTOM'S
 RESTAURANT)

 1.       Completion of restorations   Obtain funding to complete         December 1997 (dependent upon
                                       electrical, plumbing, and          availability of funds)
                                       heating and air conditioning
                                       systems repairs and
                                       renovations; make substantial
                                       repairs and renovations to the
                                       kitchen; and purchase
                                       decorations and furnishings

 2.       Opening                      Staffing, advertising, stocking    Dependent upon availability of
                                       of food and supplies               funds

 PROJECT 3: (OPENING OF SMITH-
 WILLIAMS HOTEL)

 1.       Obtain release of mortgage   Cash payment to mortgagee,         June 1997 (dependent upon
                                       First State Bank, in the           availability of funds)
                                       approximate amount of $11,000

 2.       Restore property             Obtain funding to complete         As funds are available
                                       electrical, plumbing, and
                                       heating and air conditioning
                                       systems repairs and
                                       renovations; make substantial
                                       repairs and renovations to the
                                       floors and windows; and
                                       purchase decorations

 3.       Opening                      Staffing, advertising and          June 1998 (dependent upon
                                       promotion                          availability of funds)

                                              EXPECTED MANNER OF
                                             OCCURRENCE OR METHOD
          EVENT OR MILESTONE                    OF ACHIEVEMENT              PERIOD/TIME OF ACHIEVEMENT
          ------------------                    --------------              --------------------------

 PROJECT 4: (OPENING OF THE TRADING
 POST)

 1.       Completion of restorations   Obtain funds to complete           June 1998 (dependent upon
                                       electrical, plumbing, and          availability of funds)
                                       heating and air conditions
                                       systems repairs and
                                       renovations; make substantial
                                       repairs to the roof, floors,
                                       and windows; purchase
                                       decorations; and complete
                                       masonry work

 2.       Opening                      Staffing, advertising, stocking    Dependent upon availability of
                                                                          funds

 PROJECT 5: (OPENING OF THE
 TALLCHIEF THEATER)

 1.       Obtain release of mortgage   Cash payment to mortgagee,         June 1997 (dependent upon
                                       First State Bank, in the           availability of funds)
                                       approximate amount of $12,000

 2.       Restore property             Obtain funds to complete           As funds are available
                                       electrical, plumbing, and
                                       heating and air conditioning
                                       systems repairs and
                                       renovations; make substantial
                                       repairs and renovations to the
                                       floors, windows and balcony;
                                       and purchase decorations

 3.       Opening theater              First performance                  Following completion of
                                                                          renovations and restorations

 PROJECT 6: (OPENING OF THE
 TRIANGLE BUILDING)

 1.       Obtain release of mortgage   Cash payment to John Guthrie       June 1997 (dependent upon
                                       and mortgagee, First National      availability of funds)
                                       Bank in Pawhuska, in the
                                       aggregate approximate amount of
                                       $50,000

                                              EXPECTED MANNER OF
                                             OCCURRENCE OR METHOD
          EVENT OR MILESTONE                    OF ACHIEVEMENT              PERIOD/TIME OF ACHIEVEMENT
          ------------------                    --------------              --------------------------
 2.       Restore first and second     Obtain funds to complete           March 1997 (dependent upon
          floors                       electrical, plumbing, and          availability of funds)
                                       heating and air conditioning
                                       systems repairs and
                                       renovations; make substantial
                                       repairs and renovations to the
                                       floors and windows; and
                                       purchase soda fountain and
                                       other fixtures decorations

 3.       Opening                      Staffing, advertising and          Following completion of
                                       promotion                          restoration



4.       (b)     STATE THE PROBABLE CONSEQUENCES TO THE COMPANY OF DELAYS IN
                 ACHIEVING EACH OF THE EVENTS OR MILESTONES WITHIN THE ABOVE
                 TIME SCHEDULE, AND PARTICULARLY THE EFFECT OF ANY DELAYS UPON
                 THE COMPANY'S LIQUIDITY IN VIEW OF THE COMPANY'S THEN
                 ANTICIPATED LEVEL OF OPERATING COSTS.  (SEE QUESTION NOS. 11
                 AND 12).

                 The Company could experience substantial delays in completing restoration of the Opera House building due to the Company's lack of funds. The Company will need additional capital in order to complete its intended restorations to the Opera House. In addition, there could be substantial delays due to the completion of renovations to the Opera House and the other properties of the Company due to factors such as weather conditions, availability of skilled personnel, etc. Delays in opening the Opera House for productions would defer revenues which the Company anticipates to generate during the first season of productions at the Opera House. This deferral in revenue would make it less likely that the Company would have sufficient funds to complete renovations and open the Phantom's Restaurant. Lack of revenues from operations could further delay restoration work on the other projects. The Company will also need funds to stay current in payments to its various lenders that hold mortgages on the Company's properties.

11. INDICATE WHETHER THE COMPANY IS HAVING OR ANTICIPATES HAVING WITHIN THE NEXT 12 MONTHS ANY CASH FLOW OR LIQUIDITY PROBLEMS AND WHETHER OR NOT IT IS IN DEFAULT OR IN BREACH OF ANY NOTE, LOAN, LEASE OR OTHER INDEBTEDNESS OR FINANCING ARRANGEMENT REQUIRING THE COMPANY TO MAKE PAYMENTS. INDICATE IF A SIGNIFICANT AMOUNT OF THE COMPANY'S TRADE PAYABLES HAVE NOT BEEN PAID WITHIN THE STATED TRADE TERM. STATE WHETHER THE COMPANY IS SUBJECT TO ANY UNSATISFIED JUDGMENTS, LIENS OR SETTLEMENT OBLIGATIONS AND THE AMOUNTS THEREOF. INDICATE THE COMPANY'S PLANS TO RESOLVE ANY SUCH PROBLEMS.

         The Company has significant cash flow and liquidity problems considering that the Company had a net lost of $234,445 for the eighteen months ending December 31, 1995; a net loss of $32,654 for the three months ending March 31, 1996; and a net loss of $95,422 for the six months ended June 30, 1996.

         The Company does not foresee resolving its cash flow problems unless and until it raises substantial capital, completes the projects described in Answer 4, and those projects are profitable.

                           DESCRIPTION OF SECURITIES


14.  THE SECURITIES BEING REGISTERED HEREBY ARE:

         [X]     Common Stock
         [ ]     Preferred or Preference Stock
         [ ]     Notes or Debentures
         [ ]     Units of two or more types of securities, composed of:

                 ---------------------------------------------------------------

         [ ]     Other:
                       ---------------------------------------------------------

15.  THESE SECURITIES HAVE:

         Yes     No
         [ ]     [X]      Cumulative voting rights
         [ ]     [X]      Other special voting rights
         [ ]     [X]      Preemptive rights to purchase in new issues of shares
         [ ]     [X]      Preference as to dividends or interest
         [ ]     [X]      Preference upon liquidation
         [ ]     [X]      Other special rights or preferences (specify):
                                                                        --------
     Explain:
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


16.      ARE THE SECURITIES CONVERTIBLE?  [ ] Yes [X] No

         Although the securities being registered in this Form 10-SB are not convertible, the Company has issued $376,311 of 8% Convertible Promissory Notes which permit the holders thereof to convert all principal and accrued interest into shares of Common Stock on a ratio of one share of Common Stock for each dollar of principal and accrued interest owed to such noteholder. As of June 30, 1996, the total principal and accrued interest on those 8% Convertible Promissory Notes was $437,553.

         If so, state conversion price or formula.    Not Applicable
                                                  --------------------------

                 Date when conversion becomes effective:     /    /
                                                         ---- ---- ----

                 Date when conversion expires:               /    /
                                                         ---- ---- ----

17.      IF SECURITIES ARE NOTES OR OTHER TYPES OF DEBT SECURITIES:

                 Not Applicable

18.      IF SECURITIES ARE PREFERENCE OR PREFERRED STOCK:  Not Applicable

         Are unpaid dividends cumulative?  [ ] Yes [ ] No
         Are securities callable? [ ] Yes [ ] No
Explain:
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

19. IF SECURITIES ARE CAPITAL STOCK OF ANY TYPE, INDICATE RESTRICTIONS ON DIVIDENDS UNDER LOAN OR OTHER FINANCING ARRANGEMENTS OR OTHERWISE:
         None
         -----------------------------------------------------------------------

20. CURRENT AMOUNT OF ASSETS AVAILABLE FOR PAYMENT OF DIVIDENDS (IF DEFICIT MUST BE FIRST MADE UP, SHOW DEFICIT IN PARENTHESIS): There was a stockholders' equity deficit of ($754,868) as of June 30, 1996.

                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. IF THE COMPANY HAS WITHIN THE LAST FIVE YEARS PAID DIVIDENDS, MADE DISTRIBUTIONS UPON ITS STOCK OR REDEEMED ANY SECURITIES, EXPLAIN HOW MUCH AND WHEN:

                 Not applicable.


                  OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.      CHIEF EXECUTIVE OFFICER:          TITLE: Chairman of the Board/Chief
                                                  Executive Officer
         NAME: L. Wm. Hiser, Jr.           AGE:    71
         OFFICE STREET ADDRESS:            TELEPHONE NO.:
         1502 S. Boulder                   (918) 582-7522
         Tulsa, Oklahoma 74119

         NAME OF EMPLOYERS, TITLES AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES.

                 Mr. Hiser has been principally engaged in the restoration of the Opera House since 1984. From 1972 to 1984, he served as Vice-President and Agency Director of several insurance companies. From 1969 to 1972, Mr. Hiser served as a director and co-chairman of the Board with the former New Mexico Governor John F. Simms in the formation of First Life Corporation, a New Mexico Holding Corporation, and of Century Roof Tile Corporation, a company that became the nation's second largest manufacturer of cement roof tile. Messrs. Hiser and Simms also formed Time Deposit Corporation, which purchased various life insurance companies in New Mexico, Arizona, Oklahoma and Arkansas. Mr. Hiser has also served as a corporate and financial consultant for various start-up corporations and, in that regard, held various corporate offices and directorships. In 1992, Mr. Hiser was awarded Oklahoma's State Historic Preservation Officer's Citation of Merit for his restoration of the Ralston Opera House and, in 1996, Mr. Hiser and Mr. Stephen L. Lower received the Preservation Oklahoma, Inc. award for Best Individual Contribution to Historic Preservation for their work in restoring the Opera House.

         EDUCATION (DEGREES, SCHOOLS, AND DATE):

                 From 1946 to 1950, Mr. Hiser attended the University of Colorado and Morningside College. Mr. Hiser graduated from the University of Colorado with a business degree in 1950. In 1964, Mr. Hiser was graduated from the graduate school at Purdue University with a graduate degree in business.

         ALSO A DIRECTOR OF THE COMPANY [ X ] YES     [  ] NO

         INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

         Mr. Hiser spends his full time working for the Company.


30.      CHIEF OPERATING OFFICER:          TITLE: President
         NAME: Stephen L. Lower            AGE:    44
         OFFICE STREET ADDRESS:            TELEPHONE NO.:
         1100 W. Fulton Street             (918) 455-9257
         Broken Arrow, Oklahoma 74012

         NAME OF EMPLOYERS, TITLES AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES.

                 Mr. Lower has been with the Company since October 1990. Mr. Lower has been involved with Mr. Hiser in several corporations including Century Roof Tile Corporation and Public Energy, Inc. His duties have included assisting structuring and capitalizing corporations. Mr. Lower is a member of the Carpenters and Joiner Union and has been a Journeyman since 1976. From 1982 to 1989, Mr. Lower was a self-employed construction contractor. Having experience in the commercial and residential construction industry, Mr. Lower has been directly involved in the restoration projects of the Company. In 1996, Messrs. Lower and Hiser received the Preservation Oklahoma, Inc. award for Best Individual Contribution to Historic Preservation for their work in restoring the Opera House.

         EDUCATION (DEGREES, SCHOOLS, AND DATE):

                 In 1970, Mr. Lower attended Independence Community College in Independence, Kansas, and majored in Business Administration. In 1971, Mr. Lower attended Neosho County Community College in Chanute, Kansas, and majored in Music and Musical Production.

                 ALSO A DIRECTOR OF THE COMPANY [ X ] YES     [  ] NO

         INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mr. Lower works full time for the Company.


31.      CHIEF FINANCIAL OFFICER:          TITLE: Treasurer/Secretary
         NAME: Agnes W. Warren             AGE:    77
         OFFICE STREET ADDRESS:            TELEPHONE NO.:
         3212 Blue Sage Drive              (405) 256-2634
         Woodward, Oklahoma 73801

         NAME OF EMPLOYERS, TITLES AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES.

                 Mrs. Warren was born and raised in Nazareth, Texas. In 1954, Mrs. Warren and her husband moved to Woodward, Oklahoma where they purchased Warren's Modern Appliance. They owned and operated that appliance store until Mr. Warren's retirement in 1983. Mrs. Warren was employed by the Woodward Memorial Hospital beginning in 1955 and worked as the hospital's surgical nurse from 1957 until her retirement in 1972. Mrs. Warren is active in the Senior Citizens organization of Woodward and is a long-standing member in the Oklahoma Chapter of the American Red Cross.

         EDUCATION (DEGREES, SCHOOLS, AND DATE):

                 Mrs. Warren completed her nurse's training in Hereford, Texas in 1954.

         ALSO A DIRECTOR OF THE COMPANY [ X ] YES     [  ] NO

         INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mrs. Warren does not spend a significant amount of time on Company matters. She spends such time on Company matters as is necessary to perform her duties as Treasurer/Secretary and a director of the Company.

32.      OTHER KEY PERSONNEL:

         NAME: Franklin G. Stecher         AGE:    81
         TITLE: Executive Vice President
         OFFICE STREET ADDRESS:            TELEPHONE NO.:
         P.O. Box 1742                     (405) 256-5068
         Woodward, Oklahoma 73802

         NAME OF EMPLOYERS, TITLES AND DATES OF POSITIONS HELD DURING PAST FIVE YEARS WITH AN INDICATION OF JOB RESPONSIBILITIES.

                 From the 1950's through 1991, Mr. Stecher was the owner-operator of Stecher Mortuary in Woodward, Oklahoma. Mr. Stecher is a member of the First Baptist Church of Woodward, The Lions Club, The Elks Club, the VFW, and the National Funeral Directors Association. He is the leader of the Woodward Alzheimer's Support Group, president of the local American Red Cross Chapter and a driver for American Red Cross Blood Bank. Mr. Stecher is also a Charter member of The Plains Indian and Pioneer Historical Foundation and a Charter Member of Camp Supply Historical Foundation at Fort Supply, Oklahoma. Mr. Stecher has been retired for more than the past five years.

         EDUCATION (DEGREES, SCHOOLS, AND DATE):

                 In the early 1950's, Mr. Stecher attended Williams Institute of Mortuary, Kansas City, Kansas.

         ALSO A DIRECTOR OF THE COMPANY [ X ] YES     [  ] NO

         INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mr. Stecher does not spend a significant amount of his time on Company matters. However, he spends such time on Company matters as is necessary to perform his duties as the Executive Vice President and a director of the Company.


                            DIRECTORS OF THE COMPANY

33.      NUMBER OF DIRECTORS:   9  .  IF DIRECTORS ARE NOT ELECTED ANNUALLY, OR
         ARE ELECTED UNDER A VOTING TRUST OR OTHER ARRANGEMENTS, EXPLAIN:

         (A)     NAME: T.M. Rhoton         AGE: 80
                 OFFICE STREET ADDRESS:    TELEPHONE NO.:
                 P.O. Box 1742             (405) 225-3486
                 Woodward, Oklahoma 73802

                 After Mr. Rhoton's graduation from high school and his father's death in 1934, Mr. Rhoton and his mother moved to Cheyenne, Oklahoma to operate his family farm, which has been in the Rhoton family for three generations. Mr. Rhoton has been retired for more than the past five years.

                 INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mr. Rhoton does not spend a significant amount of his time on Company matters. However, he spends such time on Company matters as is necessary to perform his duties as a director of the Company.

         (B)     NAME: Myrtle A. Moody             AGE: 82
                 OFFICE STREET ADDRESS:            TELEPHONE NO.:
                 2210 Western Drive                (405) 255-9581
                 Duncan, Oklahoma 73533

                 Mrs. Myrtle A. Moody was born in Hanna, Oklahoma and moved to Oklahoma City at an early age. In June 1993, Mrs. Moody purchased the Health Food Store in Duncan, Oklahoma. The store is managed by her nephew and niece.

                 INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mrs. Moody does not spend a significant amount of her time on Company matters. However, she spends such time on Company matters as is necessary to perform her duties as a director of the Company.


         (C)     NAME: Robert J. Williams          AGE: 71
                 OFFICE STREET ADDRESS:            TELEPHONE NO.:
                 Route 3, Box 240                  (316) 331-0781
                 Independence, Kansas 67301

                 Mr. Williams resides in Independence, Kansas, and is active in various fraternal organizations, including the Veterans of Foreign Wars, the American Legion, Masons and the Mirza Temple Shriners. Mr. Williams is a member of the Independence Petroleum Club, the Eastern Kansas Oil and Gas Association, and is the owner of Bob Williams Enterprises. Since 1972, he has served as President of Culpepper Oil Company. Mr. Williams does not have any formal education beyond the primary level, but has gained substantial knowledge and experience through his business enterprises.

                 INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mr. Williams does not spend a significant amount of his time on Company matters. However, he spends such time on Company matters as is necessary to perform his duties as a director of the Company.


         (D)     NAME: Raymond A. Theis, II        AGE: 64
                 OFFICE STREET ADDRESS:            TELEPHONE NO.:
                 2640 S.E. Evergreen Drive         (918) 333-4073
                 Bartlesville, Oklahoma 74006

                 In the early 1990's, Mr. Theis retired from Phillips Petroleum Company in the Research and Development Department and managed and operated a million dollar land and cattle ranch. He served in the U.S. Army in Korea as an Army aviator, has a commercial pilot's license, and is knighted in the Order of the Campagnons de l'Hypoccas, Foix, France. Mr. Theis is a council Member of the Osage National Council and on the Board of Trustees of the Osage Tribal Museum. He is also the President/CEO of the Osage Cultural Exchange and Chairman of the Indian Summer Festival in 1995. Mr. Theis belongs to the Elks Club and is a 32nd Degree Mason.

                 INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mr. Theis does not spend a significant amount of his time on Company matters. However, he spends such time on Company matters as is necessary to perform his duties as a director of the Company.

         (E)     NAME: Mark J. Simms               AGE: 45
                 OFFICE STREET ADDRESS:            TELEPHONE NO.:
                 1111 S. Osage                     (918) 336-5942
                 Bartlesville, Oklahoma 74003

                 Mr. Simms is a Bartlesville resident and holds the distinguished title of Second Speaker of the Osage Nation and is a Council member of the Osage National Council. In 1972, Mr. Simms received an Associate Degree in bookkeeping from Oklahoma State Tech in Okmulgee. From 1970 to 1974, he attended Oklahoma State University, majoring in business administration and minoring in psychology. Since 1980, Mr. Simms has been a business consultant, consulting approximately seventeen small businesses in the Kansas, Texas and Oklahoma areas. Mr. Simms has been president and owner of Accent Pest Control, Inc. since 1984 and is a member of the Bartlesville Chamber of Commerce. Mr. Simms is also a partner in a rental house business that owns twenty-one houses in the Bartlesville area. Mr. Simms has significant experience in dealings with Native Americans.

                 INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL TIME:

                 Mr. Simms does not spend a significant amount of his time on Company matters. However, he spends such time on Company matters as is necessary to perform his duties as a director of the Company.


34. INFORMATION CONCERNING OUTSIDE OR OTHER DIRECTORS (I.E., THOSE NOT DESCRIBED ABOVE):

         Not Applicable

35.      (a)     HAVE ANY OF THE OFFICERS OR DIRECTORS EVER WORKED FOR OR
                 MANAGED A COMPANY (INCLUDING A SEPARATE SUBSIDIARY OR DIVISION
                 OF A LARGER ENTERPRISE) IN THE SAME BUSINESS AS THE COMPANY?

                 [ ]  Yes   [x]  No
                 Explain:      Not Applicable


         (b) IF ANY OF THE OFFICERS, DIRECTORS OR OTHER KEY PERSONNEL HAD EVER WORKED FOR OR MANAGED A COMPANY IN THE SAME BUSINESS OR INDUSTRY AS THE COMPANY OR IN A RELATED BUSINESS OR INDUSTRY, DESCRIBE WHAT PRECAUTIONS IF ANY, (INCLUDING THE OBTAINING OF RELEASES OR CONSENTS FROM PRIOR EMPLOYERS), HAVE BEEN TAKEN TO PRECLUDE CLAIMS BY PRIOR EMPLOYERS FOR CONVERSION OR THEFT OF TRADE SECRETS, NO-HOW OR OTHER PROPRIETARY INFORMATION.

                          Not Applicable.

         (c) IF THE COMPANY HAS NEVER CONDUCTED OPERATIONS OR IS OTHERWISE IN THE DEVELOPMENT STAGE, INDICATE WHETHER ANY OF THE OFFICERS OR DIRECTORS HAS EVER MANAGED ANY OTHER COMPANY IN THE START-UP OR DEVELOPMENT STAGE AND DESCRIBE THE CIRCUMSTANCES, INCLUDING RELEVANT DATES.

                 Many of the officers and directors of the Company have managed or been involved in managing small businesses, some of which were start-up enterprises. The experience of each officer and director in managing businesses is described in the biographical information included in response to Questions 29 through 33.

         (d) IF ANY OF THE COMPANY'S KEY PERSONNEL ARE NOT EMPLOYEES BUT ARE CONSULTANTS OR OTHER INDEPENDENT CONTRACTORS, STATE THE DETAILS OF THEIR ENGAGEMENT BY THE COMPANY.

                          Not Applicable.

         (e) IF THE COMPANY HAS KEY MAN LIFE INSURANCE POLICIES ON ANY OF ITS OFFICERS, DIRECTORS OR KEY PERSONNEL, EXPLAIN, INCLUDING THE NAMES OF THE PERSONS INSURED, THE AMOUNT OF INSURANCE, WHETHER THE INSURANCE PROCEEDS ARE PAYABLE TO THE COMPANY AND WHETHER THERE ARE ARRANGEMENTS THAT REQUIRE THE PROCEEDS TO BE USED TO REDEEM SECURITIES OR PAY BENEFITS TO THE ESTATE OF THE INSURED PERSON OR TO A SURVIVING SPOUSE.



                          Not Applicable.

36. IF A PETITION UNDER THE BANKRUPTCY ACT OF ANY STATE INSOLVENCY LAW WAS FILED BY OR AGAINST THE COMPANY OR ITS OFFICERS, DIRECTORS OR OTHER KEY PERSONNEL, OR A RECEIVER, FISCAL AGENT OR SIMILAR OFFICER WAS APPOINTED BY A COURT FOR THE BUSINESS OR PROPERTY OF ANY SUCH PERSONS, OR ANY PARTNERSHIP IN WHICH ANY OF SUCH PERSONS WAS A GENERAL PARTNER AT OR WITHIN THE PAST 5 YEARS, OR ANY CORPORATION OR BUSINESS ASSOCIATION OF WHICH ANY SUCH PERSON WAS AN EXECUTIVE OFFICER AT OR WITHIN THE PAST 5 YEARS, SET FORTH BELOW THE NAME OF SUCH PERSONS, AND THE NATURE AND DATE OF SUCH ACTIONS.


                          Not Applicable.

         NOTE: AFTER REVIEWING THE INFORMATION CONCERNING THE BACKGROUND OF THE COMPANY'S OFFICERS, DIRECTORS AND OTHER KEY PERSONNEL, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THESE PERSONS HAVE ADEQUATE BACKGROUND AND EXPERIENCE TO DEVELOP AND OPERATE THIS COMPANY AND TO MAKE IT SUCCESSFUL. IN THIS REGARD, THE EXPERIENCE AND ABILITY OF MANAGEMENT ARE OFTEN CONSIDERED THE MOST SIGNIFICANT FACTORS IN THE SUCCESS OF A BUSINESS.


                             PRINCIPAL STOCKHOLDERS

37. PRINCIPAL OWNERS OF THE COMPANY (THOSE WHO BENEFICIALLY OWN DIRECTLY OR INDIRECTLY 10% OR MORE OF THE COMMON AND PREFERRED STOCK PRESENTLY OUTSTANDING) STARTING WITH THE LARGEST COMMON STOCKHOLDER. INCLUDE SEPARATELY ALL COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE SECURITIES (IDENTIFYING THEM BY ASTERISK) AND SHOW AVERAGE PRICE PER SHARE AS IF CONVERSION HAS OCCURRED. INDICATE BY FOOTNOTE IF THE PRICE PAID WAS FOR A CONSIDERATION OTHER THAN CASH AND THE NATURE OF ANY SUCH CONSIDERATION.

                                                                         Percentage
                                                                         of Total (as
                                                                         if conversion  No. of Shares of
                                                              No. of     of no 8%       Common Stock
                                                             Shares of   Convertible    Issuable Upon
                                                              Common     Promissory     Conversation of 8%
                                           Average Price       Stock     Notes has      Convertible          Percentage
Class of Shares: Common Stock              per Share(1)       Now Held   occurred)      Promissory Notes(2)  of Total(3)
-----------------------------              ------------       --------   ---------      -------------------  -----------
NAME:                                      $0.97              166,454        14.19%            77,725        15.16%
T.M. Rhoton
OFFICE STREET ADDRESS:
Rt. 2, Box 180
Cheyenne, Oklahoma 73628
TELEPHONE NO.
(405) 225-3486
PRINCIPAL OCCUPATION:
Director

                                                                         Percentage
                                                                         of Total (as
                                                                         if conversion  No. of Shares of
                                                              No. of     of no 8%       Common Stock
                                                             Shares of   Convertible    Issuable Upon
                                                              Common     Promissory     Conversation of 8%
                                           Average Price       Stock     Notes has      Convertible          Percentage
Class of Shares: Common Stock              per Share(1)       Now Held   occurred)      Promissory Notes(2)  of Total(3)
-----------------------------              ------------       --------   ---------      -------------------  -----------
NAME:                                      $0.99              150,214        12.81%           187,261        20.96%
Agnes W. Warren
OFFICE STREET ADDRESS:
3212 Blue Sage Drive
Woodward, Oklahoma 73801
TELEPHONE NO.
(405) 256-2634
PRINCIPAL OCCUPATION:
Treasurer
NAME:                                      0.98               128,192       10.93%(4)          18,548         9.11%(4)
L. Wm. Hiser, Jr.
OFFICE STREET ADDRESS:
1502 S. Boulder, Apt. 17A
Tulsa, Oklahoma 74119
TELEPHONE NO.
(918) 582-7522
PRINCIPAL OCCUPATION:
Chairman of the Board/CEO
NAME:                                      $1.00              125,000       10.66%(4)            0           7.76%(4)
L. Wm. Hiser, Jr. and/or
Stephen L. Lower
OFFICE STREET ADDRESS:
221 S. Broadway
P.O. Box 802
Cleveland, Oklahoma 74020
TELEPHONE NO.
918-358-3331
PRINCIPAL OCCUPATION:
Officers of the Company
NAME:                                      $0.95              120,497        10.27%            57,171        11.03%
Myrtle A. Moody
OFFICE STREET ADDRESS:
2210 Western Drive
Duncan, Oklahoma 73533
TELEPHONE NO.
(405) 255-9581
PRINCIPAL OCCUPATION:
Officer of the Company

                                                                         Percentage
                                                                         of Total (as
                                                                         if conversion  No. of Shares of
                                                              No. of     of no 8%       Common Stock
                                                             Shares of   Convertible    Issuable Upon
                                                              Common     Promissory     Conversation of 8%
                                           Average Price       Stock     Notes has      Convertible          Percentage
Class of Shares: Common Stock              per Share(1)       Now Held   occurred)      Promissory Notes(2)  of Total(3)
-----------------------------              ------------       --------   ---------      -------------------  -----------
NAME:                                      $0.98              116,436       9.93%(4)           8,130          7.74%(4)
Stephen L. Lower
OFFICE STREET ADDRESS:
1100 W. Fulton Street
Broken Arrow, Oklahoma 74012
TELEPHONE NO.
(918) 455-9257
PRINCIPAL OCCUPATION:
Officer of the Company

(1) The average price per share is shown as if conversion of all 8% Convertible Promissory Notes occurred as of June 30, 1996. Certain of the Common Stock purchased was purchased for $.80 each and services rendered.

(2) Figures are as of June 30, 1996. Thirteen individuals have loaned the Company an aggregate of $376,311 in exchange for 8% Convertible Promissory Notes. The holders of such 8% Convertible Promissory Notes are permitted to convert all principal and accrued interest into shares of Common Stock on a ratio of one share of Common Stock for each dollar of accrued principal and interest. As of June 30, 1996, the total principal and accrued interest owed under such 8% Convertible Promissory Notes was $437,553. To date, none of the holders of such 8% Convertible Promissory Notes have exercised their rights to convert any of the principal and accrued interest into shares of Common Stock.

(3) The percentage of total assumes that all principal and accrued interest owed under the 8% Convertible Promissory Notes has been converted into Common Stock, in which case the total number of outstanding shares of Common Stock of the Company as of June 30, 1996 would have been 1,610,331.

(4) The combined percentage of Common Stock now owned by Messrs. Hiser and Lower is approximately 31.5% of the total outstanding Common Stock.
         If all principal and accrued interest owed under the 8% Convertible Promissory Note was converted to Common Stock as of June 30, 1996, Messrs. Hiser and Lower would collectively own approximately 24.6% of the total outstanding Common Stock.


38.      NUMBER OF SHARES BENEFICIALLY OWNED BY OFFICERS AND DIRECTORS AS A
         GROUP: 920,582 shares (78.5% of total outstanding). If all the officers and directors had converted the principal and accrued interest owed to them under the 8% Convertible Promissory Notes, they would own in the aggregate as of June 30, 1996, 1,344,000 shares (which, assuming all 8% Convertible Promissory Notes had been converted to Common Stock, would be 83.46% of the total outstanding).

           MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.      (a)     IF ANY OF THE OFFICERS, DIRECTORS, KEY PERSONNEL OR PRINCIPAL
                 STOCKHOLDERS ARE RELATED BY BLOOD OR MARRIAGE, PLEASE
                 DESCRIBE.

                          Not Applicable.

         (b) IF THE COMPANY HAS MADE LOANS TO OR IS DOING BUSINESS WITH ANY OF ITS OFFICERS, DIRECTORS, KEY PERSONNEL OR 10% STOCKHOLDERS, OR ANY OF THEIR RELATIVES (OR ANY ENTITY CONTROLLED DIRECTLY OR INDIRECTLY BY ANY OF SUCH PERSONS) WITHIN THE LAST TWO YEARS, OR PROPOSES TO DO SO WITHIN THE FUTURE, EXPLAIN. (THIS INCLUDES SALES OR LEASE OF GOODS, PROPERTY OR SERVICES TO OR FROM THE COMPANY, EMPLOYMENT OR STOCK PURCHASE CONTRACTS, ETC.) STATE THE PRINCIPAL TERMS OF ANY SIGNIFICANT LOANS, AGREEMENTS, LEASES, FINANCING OR OTHER ARRANGEMENTS.

                          In addition to the loans shown in Part II, the Company may obtain additional loans from officers, directors and shareholders as cash flow needs warrant. Any such transaction must be approved by a majority of the Company's disinterested directors and must be made on terms at least as favorable to the Company as terms available from unaffiliated persons.

                          Also, as stated above, it is expected that the Ralston Opera Company, which is a not-for-profit corporation formed by Messrs. Hiser and Lower and Timothy Tall Chief, will serve as the production company for theatrical productions at the Opera House.

                          As stated in response to Answer 3(k) above, the Company has acquired the assets of two limited partnerships related through common ownerships.

                          The Company rents its office space from Landmark Restoration Company Limited Partnership, for which the Company and Messrs. Hiser and Lower are the general partners.

                          The Company has also been advanced funds by a major stockholder through utilization of his personal vehicle for Company purposes.

                          Compensation of $311,186 has been paid to stockholders for services rendered, including $86,000 paid by the issuance of 86,000 shares of common stock at $1.00 each.

                          Certain stockholders periodically receive advances from the Company which are subsequently used to offset reimbursement of expenses incurred. Any resulting balances are classified as advances to or advances from the stockholders. One stockholder utilized excess advances to pay towards a note owed him by the Company in the amount of $4,810.

         (c) IF ANY OF THE COMPANY'S OFFICERS, DIRECTORS, KEY PERSONNEL OR 10% STOCKHOLDERS HAS GUARANTEED OR CO-SIGNED ANY OF THE COMPANY'S BANK DEBT OR OTHER OBLIGATIONS, INCLUDING ANY INDEBTEDNESS TO BE RETIRED FROM THE PROCEEDS OF THIS OFFERING, EXPLAIN AND STATE THE AMOUNTS INVOLVED.

                          The following Company bank debt has been guaranteed or co-signed by Officers and/or Directors of the Company, as follows:

                                                                                              Approximate
                          Guarantor/Co-signer                       Debt                      Amount
                          -------------------                       ----                      ------
                          Messrs. Hiser and Lower           First National Bank
                                                              of Pawhuska                     $ 20,000
                          Messrs. Hiser and Lower
                            and Agnes Warren                NBC Bank                            24,000
                          L. Wm. Hiser, Jr.                 First State Bank                    22,554
                          Messrs. Hiser and Lower           American National Bank              50,000
                          L. Wm. Hiser, Jr.                 John Guthrie                        27,544

40.      (a)     LIST ALL REMUNERATION BY THE COMPANY TO OFFICERS, DIRECTORS
                 AND KEY PERSONNEL FOR THE LAST FISCAL YEAR:

                 These figures reflect the remunerations for the period of July 1, 1995 through June 30, 1996:

                                                          Cash                  Other
                                                          ----                  -----
                 Chief Executive Officer                $ 16,272            10,000 shares of Common Stock
                 Chief Operating Officer                  37,087            10,000 shares of Common Stock
                 Chief Accounting Officer                                   5,000 shares of Common Stock
                 Key Personnel:   Shirley Bowman-
                                  Secretary                7,800             5,000 shares of Common Stock



                 Total:                                 $ 61,159            30,000 shares of Common Stock
                                                        ========


                 Total Directors as a group  9 :        $ 61,159            30,000 shares of Common Stock
                                            ---

         (b) IF REMUNERATION IS EXPECTED TO CHANGE OR HAS BEEN UNPAID IN PRIOR YEARS, EXPLAIN:

                          The Company has no present plans to change the compensation structure for its officers and employees. However, the Company does intend to employ additional employees as its projects and properties are renovated and begin operations. As the Company's revenues increase, the Company may be required to increase the compensation paid to its officers and key personnel to compensate them for their additional responsibilities.

         (c)     IF ANY EMPLOYMENT AGREEMENTS EXIST OR ARE CONTEMPLATED,
                 DESCRIBE:

                          There are no existing employment agreements with any officers, directors or other personnel.

41.      (a)     NUMBER OF SHARES SUBJECT TO ISSUANCE UNDER PRESENTLY
                 OUTSTANDING STOCK PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS
                 OR RIGHTS: 437,553 shares (as of June 30, 1996) were subject to issuance under the 8% Convertible Promissory Notes.

                 INDICATE WHICH HAVE BEEN APPROVED BY SHAREHOLDERS. STATE THE EXPIRATION DATES, EXERCISE PRICES AND OTHER BASIC TERMS FOR THESE SECURITIES:

                 The issuance of the 8% Convertible Promissory Note was not approved by the shareholders of the Company. Those 8% Convertible Promissory Notes provide that, upon maturity as originally agreed or as extended, the amounts due and owing may be paid in cash or converted to shares of Common Stock of the Company equal to the sum of the amounts due and owing.

         (b) NUMBER OF COMMON SHARES SUBJECT TO ISSUANCE UNDER EXISTING STOCK PURCHASE OR OPTION PLANS BUT NOT YET COVERED BY OUTSTANDING PURCHASE AGREEMENTS, OPTIONS OR WARRANTS:

                 The Company has been loaned $376,311 in exchange for its 8% Convertible Promissory Notes which permit the holders thereof to convert all principal and accrued interest into shares of Common Stock on a ratio of one share of Common Stock for each dollar of principal and interest owed to such noteholder. As of June 30, 1996, the total principal and accrued interest owed under those 8% Convertible Promissory Notes was $437,553.

                 If so, state conversion price or formula.     See above
                                                          ---------------------

                      Date when conversion becomes effective:   Immediate
                      Date when conversion expires:             Not applicable



         (c) DESCRIBE THE EXTENT TO WHICH FUTURE STOCK PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS OR RIGHTS MUST BE APPROVED BY SHAREHOLDERS.

                 All such future actions with regard to stock must be approved by a majority of the Board of Directors or by a committee of board members pursuant to the Bylaws of the Company. Shareholder approval is only required if the number of authorized shares is to be increased to accommodate such arrangements.


42. IF THE BUSINESS IS HIGHLY DEPENDENT ON THE SERVICES OF CERTAIN KEY PERSONNEL, DESCRIBE ANY ARRANGEMENTS TO ASSURE THAT THESE PERSONS WILL REMAIN WITH THE COMPANY AND NOT COMPETE UPON ANY TERMINATION:


         The business of the Company is highly dependent on the services of Messrs. Hiser and Lower. There are no arrangements to ensure that these persons will remain with the Company and not compete upon termination. In addition, Mr. Hiser has recently had medical problems which have prevented him from devoting full attention to the Company. Mr. Hiser expects that it will be four to six months until he will be able to work full-time for the Company.

         NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE COMPENSATION TO MANAGEMENT AND OTHER KEY PERSONNEL, DIRECTLY OR INDIRECTLY, IS REASONABLE IN VIEW OF THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

                                   LITIGATION

43. DESCRIBE ANY PAST, PENDING OR THREATENED LITIGATION OR ADMINISTRATIVE ACTION WHICH HAS HAD OR MAY HAVE A MATERIAL EFFECT UPON THE COMPANY'S BUSINESS, FINANCIAL CONDITION OR OPERATIONS, INCLUDING ANY LITIGATION OR ACTION INVOLVING THE COMPANY'S OFFICERS, DIRECTORS OR OTHER KEY PERSONNEL. STATE THE NAMES OF THE PRINCIPAL PARTIES, THE NATURE AND CURRENT STATUS OF THE MATTERS, AND AMOUNTS INVOLVED. GIVE AN EVALUATION BY MANAGEMENT OR COUNSEL, TO THE EXTENT FEASIBLE, OF MERITS OF THE PROCEEDINGS OR LITIGATION AND THE POTENTIAL IMPACT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION OR OPERATIONS.

         Neither the Company nor any of its officers, directors or key personnel is or has been involved in any litigation or administrative actions related to the Company which could have a material effect on the Company. The Company knows of no threatened litigation or administrative actions against it.


                             MISCELLANEOUS FACTORS

45. DESCRIBE ANY OTHER MATERIAL FACTORS, EITHER ADVERSE OR FAVORABLE, THAT WILL OR COULD AFFECT THE COMPANY OR ITS BUSINESS (FOR EXAMPLE, DISCUSS ANY DEFAULTS UNDER MAJOR CONTRACTS, ANY BREACH OF BYLAW PROVISIONS, ETC.) OR WHICH ARE NECESSARY TO MAKE ANY OTHER INFORMATION IN THIS DISCLOSURE DOCUMENT NOT MISLEADING OR INCOMPLETE.

                 Not Applicable.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          OF CERTAIN RELEVANT FACTORS

47. IF THE COMPANY'S FINANCIAL STATEMENTS SHOW LOSSES FROM OPERATIONS, EXPLAIN THE CAUSES UNDERLYING THESE LOSSES AND WHAT STEPS THE COMPANY HAS TAKEN OR IS TAKING TO ADDRESS THESE CAUSES.

         The Company's losses are due to the fact that the Company has been engaged solely in the acquisition and renovation of properties. The Company plans to begin to open renovated properties for sale of goods and services to the public so as to generate the necessary revenue to become profitable. However, the Company will need substantial capital in order to begin to renovate and open its properties.

48. DESCRIBE ANY TRENDS IN THE COMPANY'S HISTORICAL OPERATING RESULTS. INDICATE ANY CHANGES NOW OCCURRING IN THE UNDERLYING ECONOMICS OF THE INDUSTRY OR THE COMPANY'S BUSINESS WHICH, IN THE OPINION OF MANAGEMENT, WILL HAVE A SIGNIFICANT IMPACT (EITHER FAVORABLE OR ADVERSE) UPON THE COMPANY'S RESULTS OF OPERATIONS WITHIN THE NEXT 12 MONTHS, AND GIVE A ROUGH ESTIMATE OF THE PROBABLE EXTENT OF THE IMPACT, IF POSSIBLE.

                 Not Applicable.

49. IF THE COMPANY SELLS A PRODUCT OR PRODUCTS AND HAS HAD SIGNIFICANT SALES DURING ITS LAST FISCAL YEAR, STATE THE EXISTING GROSS MARGIN (NET SALES LESS COST OF SUCH SALES AS PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) AS A PERCENTAGE OF SALES FOR THE LAST FISCAL YEAR: _____%. WHAT IS THE ANTICIPATED GROSS MARGIN FOR NEXT YEAR OF OPERATIONS? APPROXIMATELY ____%. IF THIS IS EXPECTED TO CHANGE, EXPLAIN. ALSO, IF REASONABLY CURRENT GROSS MARGIN FIGURES ARE AVAILABLE FOR THE INDUSTRY, INDICATE THESE FIGURES AND THE SOURCE OR SOURCES FROM WHICH THEY ARE OBTAINED.


                 Not Applicable.

50.      FOREIGN SALES AS A PERCENT OF TOTAL SALES FOR LAST FISCAL YEAR:
         ____%. DOMESTIC GOVERNMENT SALES AS A PERCENT OF TOTAL DOMESTIC SALES FOR THE FISCAL YEAR: _____%. EXPLAIN THE NATURE OF THESE SALES, INCLUDING ANY ANTICIPATED CHANGES:


                 Not Applicable.

                                    PART II


        MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
                        AND OTHER SHAREHOLDER MATTERS

         As of September 24, 1996, there were 59 holders of record of Common Stock of the Company. No cash dividends have been declared on the Common Stock in the last two fiscal years. The Company's lack of cash flow and revenues will limit the ability to pay dividends on any Common Stock in the future.


                    RECENT SALES OF UNREGISTERED SECURITIES

         Within the past three years, the Company has sold, without registration under the Securities Act of 1933, 267,629 shares of Common Stock and $314,827 of 8% Convertible Promissory Notes. No underwriters were involved in such sales. The specifics of such sales are as follows.

         The Company issued to six (6) of its employees 86,000 aggregate shares of Common Stock under the Company's non-qualified employee stock option plan for $1.00 per share as follows: 35,000 shares to Mr. Hiser, 20,000 to Mr. Lower, 10,000 shares to Ms. Bowman, 10,000 shares to Ms. Warren, 6,000 shares to Floyd Allison, and 5,000 shares to Lee Dallas. Such shares were issued without registration in reliance upon the exemptions under Sections 3(a)(11), 4(2) and 4(6) of the Securities Act and Rule 504 of the Securities Act.

         On or about December 31, 1995, the Company terminated its office facility lease with the Tulsa Business Center. At the time of such termination, the Company owed rental payments of $16,099, of which the Company paid $7,622. in cash and issued to the Tulsa Business Center a 8% Convertible Promissory Note with the face value of $8,477. Such 8% Convertible Promissory Note was issued without registration in reliance upon the exemption under Section 4(2) of the Securities Act and Rule 504 of the Securities Act.

         The Company sold to several individuals, as set forth in the following table, 181,629 shares of Common Stock and $306,350 of 8% Convertible Promissory Notes. With the exception of the 122,867 shares of Common Stock sold from February 21, 1995 through December 18, 1995, all shares of Common Stock shown in the table below were sold for $1.00 per share. As for the 122,867 shares of Common Stock sold from February 21, 1995 through December 18, 1995, the consideration for such shares was $.80 per share plus services rendered. All 8% Convertible Promissory Notes were issued in exchange for loans from the various individuals listed below on a dollar-for-dollar basis (i.e., a $2,000 note was issued in exchange for a $2,000 loan). The Common Stock and 8% Convertible Promissory Notes as shown in the below table were sold without registration in reliance upon the exemptions under Sections 3(a)(11), 4(2) and 4(6) of the Securities Act and Rule 504 of the Securities Act.

                      Title and Amount of Securities Sold

                                         8%
                                    Convertible
                  Common             Promissory                   Persons to Whom the
     Date         Stock                Notes                      Securities were Sold
     ----       ------------------------------------              --------------------
   10/12/93                                   900                 Agnes W. Warren
   11/02/93                                10,000                 Agnes W. Warren
   12/02/93                                 1,000                 Franklin Stecher
   12/20/93                                15,000                 Agnes W. Warren

                      Title and Amount of Securities Sold

                                         8%
                                    Convertible
                  Common             Promissory                   Persons to Whom the
     Date         Stock                Notes                      Securities were Sold
     ----       ------------------------------------              --------------------
   1/26/94                                  2,000                 Ruric N. Webster
   2/04/94                                  2,000                 Agnes W. Warren
   2/04/94                                  3,000                 Ruric N. Webster
   2/04/94                                  2,000                 Franklin Stecher
   2/23/94                                 23,000                 Agnes W. Warren
   3/17/94                                  5,000                 Myrtle A. Moody
   3/17/94                                  5,000                 T.M. Rhoton
   4/01/94      1,200                                             Robert B. Hanis
   4/06/94                                  1,500                 Agnes W. Warren
   4/15/94                                 15,000                 Ruric N. Webster
   5/17/94                                  1,000                 Agnes W. Warren
   5/20/94      5,000                                             Myrtle A. Moody
   6/09/94      2,762                                             John Daniel
   6/09/94      5,000                                             T.M. Rhoton
   6/09/94      1,000                                             Yvonne D. Byerly
   6/23/94     20,000                                             Myrtle A. Moody
   7/13/94                                  4,000                 Ruric N. Webster
   7/22/94        100                                             Kevin Isenbart
   7/25/94      2,000                                             Franklin Stecher
   8/16/94                                 10,000                 Agnes W. Warren
   8/26/94                                  5,000                 William Hiser/Stephen Lower
   9/01/94                                 10,000                 William Hiser/Stephen Lower
   10/07/94     5,000                                             T.M. Rhoton
   10/07/94     3,000                                             Ruric N. Webster
   10/18/94                                 4,000                 T.M. Rhoton
   10/28/94     3,000                                             Myrtle A. Moody
   10/28/94                                 1,000                 Agnes W. Warren
   10/31/94                                 5,000                 Agnes W. Warren
   10/31/94     1,000                                             Franklin Stecher
   11/10/94                                10,000                 T.M. Rhoton
   11/14/94       700                                             Robert B. or Billie K. Hanis
   12/02/94                                11,000                 T.M. Rhoton
   12/09/94                                 4,000                 Agnes W. Warren

                      Title and Amount of Securities Sold

                                         8%
                                    Convertible
                  Common             Promissory                   Persons to Whom the
     Date         Stock                Notes                      Securities were Sold
     ----       ------------------------------------              --------------------
   1/04/95                                   5,000                William Hiser/Stephen Lower
   1/06/95      5,000                                             T.M. Rhoton
   1/06/95      3,000                                             Ruric N. Webster
   2/06/95      1,000                                             Yvonne D. Byerly
   2/21/95     25,000                                             T.M. Rhoton
   2/28/95      8,750                                             Myrtle A. Moody
   3/08/95      8,750                                             Myrtle A. Moody
   3/15/95     16,250                                             Myrtle A. Moody
   3/28/95      4,000                                             Robert J. or Mary L.
                                                                  Williams
   3/31/95                                   4,000                Agnes W. Warren
   3/31/95      3,750                                             Agnes W. Warren
   4/10/95      1,875                                             Myrtle A. Moody
   4/17/95     12,500                                             William Hiser
   4/17/95     12,500                                             Stephen Lower
   5/02/95      3,750                                             T.M. Rhoton
   5/02/95      2,500                                             Ruric N. Webster
   5/02/95      5,625                                             Myrtle A. Moody
   5/05/95      2,500                                             Franklin Stecher
   5/05/95      1,000                                             Yvonne D. Byerly
   5/23/95        200                                             Leon Patten
   5/23/95        200                                             William J. or Ardene
                                                                  Dickerson
   6/01/95      2,100                                             Myrtle A. Moody
   6/01/95        100                                             Raymond Theis
   6/07/95      1,000                                             Myrtle A. Moody
   6/16/95      8,917                                             T.M. Rhoton
   6/20/95        250                                             Vera L. or Adolph Shotts
   7/05/95                                  15,000                Myrtle A. Moody
   7/10/95                                  10,000                Agnes W. Warren
   7/17/95                                  10,000                Myrtle A. Moody
   7/28/95                                  15,000                T.M. Rhoton
   7/28/95                                   5,000                Myrtle A. Moody
   7/28/95      1,000                                             D. Warren
   7/28/95        100                                             Mark J. or Linda Simms

                      Title and Amount of Securities Sold

                                         8%
                                    Convertible
                  Common             Promissory                   Persons to Whom the
     Date         Stock                Notes                      Securities were Sold
     ----       ------------------------------------              --------------------
   8/29/95                                   1,000                Stephen Lower
   8/31/95                                   2,000                T.M. Rhoton
   9/18/95                                   2,000                William Hiser
   9/30/95                                   2,500                Myrtle A. Moody
   9/30/95                                   3,000                T.M. Rhoton
   10/24/95                                  2,000                Franklin Stecher
   10/30/95                                  3,000                Myrtle A. Moody
   11/07/95                                  5,000                Myrtle A. Moody
   11/24/95                                  1,000                A.R. Deckard
   12/04/95                                  2,000                Myrtle A. Moody
   12/04/95                                  2,000                T.M. Rhoton
   12/04/95                                  2,000                Franklin Stecher
   12/18/95                                  2,000                Myrtle A. Moody
   12/18/95       250                                             Myrtle A. Moody
   12/28/95                                  1,500                Franklin Stecher

   1/15/96                                   2,000                Weigant Pharmacy
   1/15/96                                   6,000                Franklin Stecher
   1/15/96                                   6,000                T.M. Rhoton
   2/20/96                                   1,000                Myrtle A. Moody
   2/22/96                                   1,000                Franklin Stecher
   3/19/96                                   2,500                Franklin Stecher
   3/23/96                                   1,450                Myrtle A. Moody
   4/04/96                                   2,500                Patricia R. Yarbrough
   4/04/96                                   1,000                Raymond Theis
   4/22/96                                   2,000                Myrtle A. Moody
   5/02/96                                  14,000                William Hiser/Stephen Lower
   5/06/96                                   5,000                D. Warren
   5/06/96                                   5,000                Myrtle A. Moody
   5/28/96                                   9,000                T.M. Rhoton
   6/18/96                                   2,500                Patricia R. Yarbrough

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Oklahoma law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for dividend payments or stock purchase redemptions in violation of Oklahoma law or for any transaction in which a director has derived an improper personal benefit.

         In addition, the Company's Bylaws provide that the Company shall, to the fullest extent authorized by law, indemnify its officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement with threatened, pending or completed suits or proceedings against such persons by reasons of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, lawfully or in the best interests of the Company.

                               MARVIN MORSE, INC.
                         Certified Public Accountants
================================================================================
6506 South Lewis, Suite 258                                 Phone (918) 749-1040
Tulsa, Oklahoma 74136-1071                                    FAX (918) 749-1050


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Riverside Parkway, Inc.
Cleveland, Oklahoma

We have audited the accompanying balance sheet of Riverside Parkway, Inc. (a development stage company) as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the eighteen months ended December 31, 1995, and the period from July 1, 1990, through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverside Parkway, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the eighteen months ended December 31, 1995, and the period from July 1, 1990, through December 31, 1995, in conformity with generally accepted accounting principles.



                               /s/ MARVIN MORSE, INC.


Tulsa, Oklahoma
May 20, 1996

================================================================================
          MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                               DECEMBER 31, 1995


                                     ASSETS
Cash (Note A)                                                      $      45
Certificates of deposit (Note D)                                      50,000
Interest receivable                                                      528
Deposits                                                               2,780
Organization costs, net of accumulated
  amortization of $940 (Note A)                                           -

Property, plant, and equipment (Notes A,B,C,D,E,F and H)             946,601
  Less accumulated depreciation                                       (4,769)
                                                                   ---------
                                                                     941,832
                                                                   ---------
                                                                   $ 995,185
                                                                   =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Checks released in excess of bank balance                          $     647
Trade accounts payable                                                37,023
Accrued and withheld taxes                                             7,533
Advances from stockholders (Note C)                                    6,240
Notes payable - banks (Note D)                                       117,972
Notes payable - stockholders (Note E)                                306,887
Contracts payable (Note F)                                            26,814
Note payable - Lessor (Note G)                                         8,479
Accrued interest                                                      47,802
Advance from Land Mark Restoration (Note K)                            5,000
                                                                   ---------
                                                                     564,397
STOCKHOLDERS' EQUITY (NOTES B, I, J, and K):

Common stock, $1.00 par value, 2,000,000 shares
   authorized, 1,172,778 shares issued and outstanding             1,172,778
Common stock discount                                               (122,745)
Additional paid in capital                                            40,200
Deficit                                                             (659,445)
                                                                   ---------
                                                                     430,788
                                                                   ---------
                                                                   $ 995,185
                                                                   =========

                See accompanying notes to financial statements.

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
             THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31,1995

                                      Eighteen months         July 1, 1990
                                           ended                through
                                       December 31,           December 31,
                                           1995                   1995
                                     ----------------        --------------
REVENUES (Note A):
   Interest income                     $   2,730               $    2,773
   (Loss) Gain on disposal of             (2,467)                  17,033
     assets
Miscellaneous income                         827                    1,123
                                       ---------               ----------

TOTAL REVENUE                              1,090                  20,929

COSTS AND EXPENSES:
   Accounting and legal                   16,721                  60,818
   Advertising                             3,091                   6,340
   Amortization                              387                     940
   Auto expense                           19,848                  50,248
   Bank charges                              629                   2,278
   Contract services                      29,655                 259,010
   Contributions                              -                      420
   Depreciation (Note A)                   4,182                   4,769
   Insurance                               1,064                   3,867
   Interest                               46,506                  81,292
   Office expense                          8,160                  13,618
   Penalties                               1,346                   1,347
   Rent (Note L)                          16,099                  32,593
   Supplies                                1,304                   1,304
   Taxes                                  13,472                  19,757
   Telephone                               8,962                  29,466
   Travel                                 11,680                  42,555
   Underwriting                               -                   13,188
   Utilities                               7,986                  12,121
   Wages                                  44,443                  44,443
                                      ----------              ----------
TOTAL COSTS AND EXPENSES                 235,535                 680,374
                                      ----------              ----------
NET LOSS                              $ (234,445)             $ (659,445)
                                      ==========              ==========


                See accompanying notes to financial statements.

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
           THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995




                               Number                                     Common
                                 of         Preferred       Common        Stock
                               Shares         Stock         Stock        Discount       Deficit
                               ------       ---------       ------       --------       -------
Issuance of 4,500 shares
of preferred stock
for initial working capital     4,500      $  45,000        $             $              $



Issuance of 270,626 shares
of common stock to acquire
the assets of Ralston Opera
Company Limited Partnership
at $1.00 per share             270,626                       270,626       (75,507)




Conversion of 4,500
shares of preferred stock
to 111,654 shares of
common stock at $1.00
per share                       (4,500)       (45,000)
                              (111,654)                      111,654

Issuance of 8,059 shares
of common stock to pay
dividends to preferred
stockholders at $1.00
per share                        8,059                         8,059                      (8,059)

Accrued dividends owed to
preferred stockholders                                                                    (1,786)

Sale of 379,627 shares of
common stock for cash
at $1.00 per share             379,627                       379,627




                                  (CONTINUED)

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
            THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995
                                  (CONTINUED)

                                            Number                                          Common
                                              Of            Preferred       Common          Stock
                                            Shares            Stock         Stock          Discount       Deficit
                                            ------          ---------       ------         --------       -------
Issuance of 23,434 shares
of common stock to
individuals for payment of
debt at $1.00 per share                      23,434          $              $   23,434      $             $

Issuance of 66,000 shares
of common stock for
services at $1.00 per share                  66,000                             66,000

Issuance of 120,967 shares
of common stock to individuals
at $.80 per share                           120,967                            120,967       (26,316)

Issuance of 192,411 shares of
common stock to acquire the
assets of Triangle Restoration
Company Limited Partnership
at $.89 per share.                          192,411                            192,411       (20,922)

Net Loss                                                                                                    (649,600)
                                          ---------            ---------    ----------      ---------      ---------
BALANCE, December 31, 1995                1,172,778            $       -    $1,172,778      $(122,745)     $(659,445)
                                          =========            =========    ==========      ==========     =========




                See accompanying notes to financial statements.

                           RIVERSIDE PARKWAY, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF CASH FLOWS
                 EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
           THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995

                                                            Eighteen              July 1, 1990
                                                          months ended               through
                                                          December 31,            December 31,
                                                              1995                    1995
                                                          -------------           ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Loss                                                 $   (234,445)            $   (659,445)

  Adjustments to reconcile net loss to net cash consumed by operating activities:

    Loss (Gain) on sale of property                               2,467                  (17,033)
    Depreciation                                                  4,182                    4,769
    Amortization                                                    387                      940
    Increase in advances from stockholders                        8,758                    6,240
    Increase in trade accounts payable                           30,204                   37,023
    Increase in checks released in excess of
     bank balance                                                   647                      647
    Increase in deposits                                         (1,050)                  (2,780)
    Increase in accrued and withheld taxes                        7,533                    7,533
                                                            -----------               ----------

                                                               (181,317)                (622,106)
NET CASH (CONSUMED) BY OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES:
    Increase in interest receivable                                (528)                    (528)
    Acquisition of land and buildings                           (15,656)                (314,711)
    Collection of affiliate advances                             13,559                        -
    Improvements to building                                   (373,793)                (606,846)
    Purchase of office furniture and equipment                        -                   (8,011)
    Payment of organization costs                                     -                     (940)
    Purchase of certificates of deposit                         (50,000)                 (50,000)
    Acquisition of partnership assets                            54,752                        -
                                                           ------------             ------------
NET CASH (CONSUMED) BY INVESTING ACTIVITIES                $   (371,666)            $   (981,036)



                                  (CONTINUED)

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
            THE PERIOD FROM JULY 1. 1990, THROUGH DECEMBER 31, 1995
                                  (CONTINUED)

                                                             Eighteen              July 1, 1990
                                                           months ended               through
                                                           December 31,            December 31,
                                                               1995                    1995
                                                          --------------          --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of preferred stock                            $           -            $      45,000
   Redemption of preferred stock                                      -                  (45,000)
   Issuance of common stock                                     384,823                1,212,978
   Proceeds of notes payable - stockholders                     124,681                  311,881
   Payment of notes payable                                      (4,992)                  (4,992)
   Proceeds of note payable - lessor                              8,477                    8,477
   Proceeds of notes payable - banks                             69,107                  117,972
   Proceeds of contract financing                                     -                   44,400
   Payments on contracts                                        (17,586)                 (17,586)
   Increase in accrued interest payable                          24,741                   47,802
   Advance from affiliate                                         5,000                    5,000
   Discount on issuance of common stock                         (47,238)                (122,745)
                                                          -------------            -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       547,013                1,603,187
NET (DECREASE) INCREASE IN CASH                                  (5,970)                      45

CASH, BEGINNING OF PERIOD                                         6,015                        -
                                                          -------------            -------------
CASH, END OF PERIOD                                       $          45            $          45
                                                          -------------            -------------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOWS INFORMATION:
     Interest paid                                        $       7,241            $      16,605
                                                          -------------            -------------
     Income taxes paid                                    $           -            $           -
                                                          =============            =============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:

     Disposition of property in exchange for cancellation
     of bank indebtedness and contract payable            $      23,400            $      37,048
                                                          =============            =============


                See accompanying notes to financial statements.

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
            THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Business

              Riverside Parkway, Inc. was originally formed with the intent of operating a production company to utilize the Ralston Opera House in Ralston, Oklahoma. The financial statements include activity prior to June 30, 1990; however, substantially all transactions occurred subsequent to that date.

              The Company has acquired and pursued restoration of the Ralston Opera House and several other properties in the city of Ralston, Oklahoma and the neighboring city of Fairfax. Effective December 31, 1995, it also acquired a commercial office building located in Pawhuska, Oklahoma (Note B).

              Planned operations include the presentation of entertainment at the Ralston Opera House and related services of meals and lodging from the restored facility which are owned by the Company. The Company also intends to engage in commercial office facility rental at the Pawhuska property.

              Operations through December 31, 1995, have consisted primarily of raising capital through common stock sales, acquiring and financing of real estate, restoration of real estate, and administrative functions.

         Basis of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.





                                  (CONTINUED)

                           RIVERSIDE PARKWAY, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

                 EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
           THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995

       NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Property and Equipment

              Property and equipment are recorded at cost, including allocated salaries of Company employees and labor costs of independent contractors. Depreciation has not been provided for buildings and improvements, since they had not been placed in service for the purpose acquired at December 31, 1995. Depreciation of office furniture and equipment is provided utilizing accelerated methods over periods of time believed to approximate estimated service lives of five and seven years.

         Revenue and Expense Recognition

              Planned principle operations have not commenced as of December 31, 1995; thus, no revenue had been earned.

              Costs and expenses are recognized in the period in which they are incurred.

         Organization Costs

              Costs associated with the organization of Riverside Parkway, Inc. were amortized over a period of five years using the straight-line method.

         Cash and Cash Equivalents

              For purposes of the statement of cash flows, the Company considers all bank accounts to be cash equivalents. It has no other cash equivalents.

                           RIVERSIDE PARKWAY, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                 EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
            THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995
                                 (CONTINUED)


NOTE B - ACQUISITIONS:

              The Company acquired the assets of Ralston Opera Company Limited Partnership on February 15, 1991, in exchange for 270,626 shares of common stock with a par value of $1.00 per share, plus debt issuance and assumption of $73,798, a total consideration of $344,424. The assets acquired consisted principally of land, building, and improvements.

              The Company and the limited partnership were related through common ownership; thus, the assets were recorded utilizing the cost basis of the limited partnership, increased by amounts agreed to by the parties as a return of investment to the sellers. Such additional amount was not a significant portion of the total purchase price. The additional payment was allocated to the cost of the Ralston Opera House since the majority of original funds had been utilized towards its purchase and restoration.

              The assets of Triangle Restoration Co., an Oklahoma limited partnership, were acquired effective December 31, 1995, in exchange for 192,411 shares of $1.00 par common stock and assumption of the partnership's liabilities of $23,602.

              The partnership was created on March 31, 1993, when Riverside Parkway, Inc. transferred real estate to the partnership in exchange for a 49% ownership interest. The property was transferred at historical cost. Improvements were made to the property while owned by the limited partnership. Since the corporation and limited partnership were related through common ownership, the assets were recorded utilizing historical cost of the corporation and the limited partnership. Excess of par value of common stock issued over historical cost of $20,922 was classified as common stock discount.

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
         THE PERIOD ENDING JULY 1, 1990, AND THROUGH DECEMBER 31, 1995


NOTE C - RELATED PARTY TRANSACTIONS:

              The Company has acquired the assets of two limited partnerships related through common ownership (Note B). It also was advanced funds by a major stockholder through utilization of his personal vehicle for Company purposes.

              Compensation of $311,186 paid to stockholders is included in contract services and includes $86,000 paid by the issuance of 86,000 shares of common stock at $1.00 each.

              Certain stockholders periodically receive advances from the corporation which are subsequently used to offset reimbursement of expenses incurred. Any resulting balances are classified as advances to or advances from the stockholders. One stockholder utilized excess advances to pay towards a note owed him by the Company in the amount of $4,810.



NOTE D - NOTES PAYABLE - BANKS:
         Notes payable to 1st State Bank due June 1, 1996,
         including interest ranging from 7.5% to 20%. Certain
         of the notes are collateralized by real estate known
         as Tallchief Theater, with a carrying value of
         $22,448. The remainder are unsecured.                       $ 23,864

         Note payable to American National Bank which matured
         May 2, 1996, including interest at 8.5%. The note is
         collateralized by certificates of deposit, and the
         bank has agreed to renew it until October 29, 1996.           50,000

         Note to NBC Bank payable in eighteen monthly
         installments commencing May 15, 1996, of 12.5%.
         The Ralston Opera property which has a
         carrying value of $473,803, serves as collateral.             19,008


                                  (CONTINUED)

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
            THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995
                                  (CONTINUED)

NOTE D - NOTES PAYABLE - BANKS (CONTINUED):
      Note payable to First National Bank of Pawhuska due
      June 11, 1996, including interest at the rate of 12%.
      Office lease proceeds serve as collateral.                       20,060

      11.75% unsecured note to First National Bank of
      Pawhuska due May 27, 1996.                                        5,040
                                                                     --------
                                                                     $117,972
                                                                     ========
NOTE E - NOTES PAYABLE - STOCKHOLDERS:

      Seven stockholder notes with interest of 8% and due
      upon demand. The Company plans to collateralize the
      notes with all its property and improvements.                  $306,887
                                                                     ========


NOTE F - CONTRACTS PAYABLE:

         Contracts payable are as follows:

                               ORIGINAL
ORIGINAL       PROPERTY        CONTRACT      AMOUNT    BALANCE     DATE
  DATE       DESCRIPTION        AMOUNT        PAID       DUE       DUE
--------   -----------------   --------     ---------  ---------   -------
5-01-91    Triangle Building   $ 41,600     $  15,812  $  25,788   Demand
5-31-91    Tallchief Theatre      2,800         1,774      1,026   Demand
                               --------     ---------  ---------
                               $ 44,400     $  17,586  $  26,814
                               ========     =========  =========


              The properties are pledged as collateral for performance of the contracts and will be forfeited if the contracts are not consummated or renegotiated.

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
             THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995
                                  (CONTINUED)


NOTE G - NOTE PAYABLE - LESSOR:

         8% unsecured note, payable on demand.
         The note was for payment of office facilities
         rental (Note L).                                           $8,479
                                                                    ======

NOTE H - LEASING ACTIVITIES:

           The office building acquired from Triangle Restoration Co. (Note
      B) has two tenants for which long-term lease agreements are in effect.

           One of the leases, however, is dependent upon funding by a federal grant, and no material rents have been collected. The stated annual rental is $85,050 through December 31, 1997.

           The remaining lease agreement requires monthly rentals of $1,436 through December, 1997. The proceeds of this lease are pledged as collateral for a bank loan (Note D).

           Minimum future annual rentals as of December 31, 1995, are as follows:

                            Year ending
                            December 31,               Amount
                            ------------               ------
                                1996                  $17,232
                                1997                   17,232
                                                      -------
                                                      $34,464
                                                      =======

NOTE I - STOCK COMMITMENTS:

           The Company has authorized 64,000 shares of common stock for future issue to key personnel.

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                  EIGHTEEN MONTHS ENDED DECEMBER 31, 1995, AND
            THE PERIOD FROM JULY 1, 1990, THROUGH DECEMBER 31, 1995
                                  (CONTINUED)

NOTE J - COMMON STOCK DISCOUNT:

              The recorded net assets of the Company as of December 31, 1995, were less than the par value of the common stock shares issued; therefore, the difference has been reflected as a reduction of common stock issued, in accordance with generally accepted accounting principles.


NOTE K - COMMON STOCK:

              The Company issued 11,000 shares of stock to its board Chairman in 1991 for services provided in 1988 and 1989.

NOTE L - RENT EXPENSE:

              The Company terminated its office facility lease during the eighteen months ended December 31, 1995. Total rental payments for the period were $16,099, which included a note of $8,479 (Note G).

NOTE M - SUBSEQUENT EVENT:

              The Company became the general partner of Land Mark Restoration Company, an Oklahoma limited partnership, in September, 1995. The partnership had no activity until February, 1996, at which time it purchased a building located in Cleveland, Oklahoma with notes totaling $27,335.

                       [MARVIN MORSE, INC. LETTERHEAD]






                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENT

                       THREE MONTHS ENDED MARCH 31, 1996

                       [MARVIN MORSE, INC. LETTERHEAD]


                 Board of Directors and Stockholders
                 Riverside Parkway, Inc.
                 Cleveland, Oklahoma

                 We have compiled the accompanying balance sheet of Riverside Parkway, Inc. (a Development Stage Company) as of March 31, 1996, and the related statement of operations for the three months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

                 A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

                 Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flow. Accordingly, these financial statements are not designed for those who are not informed about such matters.

                 The company's financial statements do not present cumulative revenues and expenses and cash flows from inception. Presentation of this information is required by generally accepted accounting principles for a development stage company; however, management believes it is impractical to develop the information.

                                                              MARVIN MORSE, INC.

                 Tulsa, Oklahoma
                 May 21, 1996

                            RIVERSIDE PARKWAY, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                 MARCH 31,1996

                                    ASSETS
                                    ------
Cash                                                   $      1,231
Certificates of deposit                                      50,000
Interest receivable                                             528
Deposits                                                      2,780
Advance to Partnership                                          200
Property, plant, and equipment                              950,896
  Less accumulated depreciation                               5,573
                                                       ------------
                                                            945,323
                                                       ------------
                                                       $  1,000,062
                                                       ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------
LIABILITIES:
Trade accounts payable                                 $     37,413
Accrued and withheld taxes                                    8,680
Advances from stockholders                                    6,290
Notes payable - banks                                       130,574
Notes payable - stockholders                                326,834
Notes payable - lessor                                        8,477
Contracts payable                                            26,042
Accrued interest                                             57,618

STOCKHOLDERS' EQUITY:

  Common stock, $1.00 par value, 2,000,000 shares
    authorized, 1,172,778 shares issued and
    outstanding                                           1,172,778
  Common stock discount                                    (122,745)
  Additional paid in capital                                 40,200
  Deficit                                                  (692,099)
                                                         ----------
                                                            398,134
                                                         ----------
                                                         $1,000,062
                                                         ==========




                            See accountants' report.

                            RIVERSIDE PARKWAY, INC,
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF OPERATIONS

                THREE MONTHS ENDED MARCH 31,1996

REVENUES:

  Rental income                                      $   5,004
                                                     ---------

TOTAL REVENUE                                            5,004

COSTS AND EXPENSES:
  Accounting and legal                                  10,788
  Advertising                                              230
  Auto expense                                           3,293
  Bank charges                                             117
  Contract services                                      3,489
  Depreciation                                             804
  Interest                                              11,027
  Office expense                                           194
  Supplies                                                   7
  Taxes                                                    347
  Telephone                                                861
  Travel                                                   413
  Utilities                                              1,664
  Wages                                                  4,424
                                                     ---------
TOTAL COSTS AND EXPENSES                                37,658
                                                     ---------
NET LOSS                                             $ (32,654)
                                                     =========




                            See accountants' report.

                       [MARVIN MORSE, INC. LETTERHEAD]






                           RIVERSIDE PARKWAY, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS

                        SIX MONTHS ENDED JUNE 30, 1996

                        [MARVIN MORSE, INC. LETTERHEAD]

Board of Directors and Stockholders
Riverside Parkway, Inc.
Cleveland, Oklahoma

We have compiled the accompanying balance sheet of Riverside Parkway, Inc. (a Development Stage Company) as of June 30, 1996, and the related statement of operations for the six months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flow. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The company's financial statements do not present cumulative revenues and expenses and cash flows from inception. Presentation of this information is required by generally accepted accounting principles for a development stage company; however, management believes it is impractical to develop the information.


                                                          /s/ MARVIN MORSE, INC.


Tulsa, Oklahoma
August 9, 1996

                           RIVERSIDE PARKWAY, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEET
                                 JUNE 30,1996

                                    ASSETS
Cash                                                            $        96
Certificates of deposit                                              50,000
Interest receivable                                                     528
Deposits                                                              3,480
Advance to partnership                                                  666
Property, plant, and equipment                                      950,896
  Less accumulated depreciation                                     (10,096)
                                                                -----------
                                                                    940,800
                                                                -----------
                                                                $   995,570
                                                                ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Trade accounts payable                                          $    37,658
Accrued and withheld taxes                                            6,768
Advances from stockholders                                           16,976
Notes payable - banks                                               128,574
Notes payable - stockholders                                        367,835
Note payable - lessor                                                 8,477
Contracts payable                                                    24,499
Accrued interest                                                     69,418

STOCKHOLDERS' EQUITY:

  Common stock, $1.00 par value, 2,000,000 shares
   authorized, 1,172,778 shares issued and outstanding            1,172,778
  Common stock discount                                            (122,745)
  Additional paid-in capital                                         40,200
  Deficit                                                          (754,868)
                                                                -----------
                                                                    335,365
                                                                -----------
                                                                $   995,570
                                                                ===========



                            See accountants' report.

                            RIVERSIDE PARKWAY, INC,
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30,1996


REVENUES:

  Rental income                                                   $    10,868
                                                                  -----------
TOTAL REVENUE                                                          10,868

COSTS AND EXPENSES:
  Accounting and legal                                                 19,447
  Advertising                                                             230
  Automobile expense                                                    6,074
  Bank charges                                                            184
  Contract services                                                    26,116
  Depreciation                                                          5,327
  Dues and memberships                                                    250
  Interest                                                             25,116
  Office expense                                                          473
  Repairs and maintenance                                                 503
  Supplies                                                                125
  Taxes                                                                   864
  Telephone                                                             2,596
  Travel                                                                3,758
  Utilities                                                             4,053
  Wages                                                                11,174
                                                                  -----------

TOTAL COSTS AND EXPENSES                                              106,290
                                                                  -----------

NET LOSS                                                          $   (95,422)
                                                                  ===========





                            See accountants' report.

                                    PART III

                               INDEX TO EXHIBITS

The following exhibits have been filed as part of this registration statement:

Exhibit No.      Description                                          Page No.
-----------      -----------                                          --------
    3.(i)        Certificate of Incorporation of the Company

    3.(ii)       Bylaws of the Company

    4.1          Form of Common Stock Certificate

    4.2          Form of 8% Convertible Promissory Note

   10.1          Promissory Note, dated July 20, 1993 of the
                 Company to NBC Bank

   10.2 Real Estate Mortgage, dated July 20, 1993 of the Company to NBC Bank

   10.3 Modification Agreement to a Promissory Note and to a Mortgage held by NBC Bank, dated
                 April 3, 1995

   10.4 Loan Extension Agreement for Promissory Note and Mortgage held by NBC Bank, dated May 1,
                 1996, and Notice and Consent to Extension by Guarantors

   10.5          Note of the Company to First National Bank in
                 Pawhuska, dated February 10, 1995

   10.6 Security Agreement, dated February 10, 1995 of the Company to First National in Pawhuska

   10.7          Contract of Sale, dated June 30, 1993, among
                 John Guthrie, Lyn Guthrie and the Company

   10.8          Triangle Building Lease Agreement between the
                 Company and Shadow Mountain Hospital of Tulsa,
                 Oklahoma





                                     III-1

                                   SIGNATURES

                 In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     RIVERSIDE PARKWAY, INC.

                                     BY: /s/ STEPHEN L. LOWER
                                        -------------------------------------
                                        Stephen L. Lower, President

                                     BY: /s/ L. WM. HISER, JR.
                                        -------------------------------------
                                        L. Wm. Hiser, Jr., Chief Executive
                                        Officer and Chairman of the Board

                                     Date: September 30, 1996


                                     III-2

                               INDEX TO EXHIBITS

The following exhibits have been filed as part of this registration statement:

Exhibit No.      Description                                           Page No.
-----------      -----------                                           --------
    3.(i)        Certificate of Incorporation of the Company

    3.(ii)       Bylaws of the Company

    4.1          Form of Common Stock Certificate

    4.2          Form of 8% Convertible Promissory Note

   10.1          Promissory Note, dated July 20, 1993 of the
                 Company to NBC Bank

   10.2 Real Estate Mortgage, dated July 20, 1993 of the Company to NBC Bank

   10.3 Modification Agreement to a Promissory Note and to a Mortgage held by NBC Bank, dated
                 April 3, 1995

   10.4 Loan Extension Agreement for Promissory Note and Mortgage held by NBC Bank, dated May 1,
                 1996, and Notice and Consent to Extension by Guarantors

   10.5          Note of the Company to First National Bank in
                 Pawhuska, dated February 10, 1995

   10.6 Security Agreement, dated February 10, 1995 of the Company to First National in Pawhuska

   10.7          Contract of Sale, dated June 30, 1993, among
                 John Guthrie, Lyn Guthrie and the Company

   10.8          Triangle Building Lease Agreement between the
                 Company and Shadow Mountain Hospital of Tulsa,
                 Oklahoma